

NOTICE OF 2018

ANNUAL MEETING OF STOCKHOLDERS

AND PROXY STATEMENT



ABOUT BMC

BMC is one of the nation's leading providers of diversified building products and services to professional builders and contractors in the residential housing market. The Company's comprehensive portfolio of products and services spans building materials, including millwork and structural component manufacturing capabilities, consultative showrooms and design centers, value-added installation management and an innovative eBusiness platform capable of supporting all of our customers' needs.

BMC's vision is to be the preferred supplier, employer, partner and distributor in our communities. We want to be known as one of the best companies across any industry, not just the building materials industry.

"WE ARE A LEADER IN THE BUILDING MATERIALS SPACE, PROVIDING OUTSTANDING SERVICE AND INNOVATIVE, VALUE-ADDED SOLUTIONS ACROSS 19 STATES AND 45 METROPOLITAN MARKETS TO OUR CUSTOM, PRODUCTION AND PRO-REMODELER CUSTOMERS. WE HAVE A SIGNIFICANT OPPORTUNITY TO CONTINUE TO GROW AND CREATE VALUE FOR ALL OF OUR STAKEHOLDERS."

DAVID L. KELTNER
Interim President and CEO

MESSAGE FROM THE CHAIRMAN AND INTERIM CEO

DEAR FELLOW STOCKHOLDERS,

In serving as your Board of Directors, we strive to govern BMC Stock Holdings, Inc. in a prudent and transparent way that will support the Company in achieving strong operating and financial performance and deliver long-term value for you, our stockholders. On behalf of our fellow directors, we are honored to write to you and provide you with our 2018 Proxy Statement, which gives you the opportunity to vote on a number of important matters.

Over the past twelve months the Company's Board and management team have undergone significant change. In January, the Board and Peter Alexander mutually agreed that he would step down as President and CEO and as a director. The Board appointed existing director, David Keltner, to serve as Interim President and CEO while we conduct a search for a new CEO. We also welcomed several new board members, including Mark Alexander and Henry Buckley in August 2017 and Cory Boydston in March 2018. They bring valuable skills and insights to the Board, including investment, finance, homebuilder and industrial distribution expertise. Finally, we want to thank board member, Barry Goldstein, for his many years of service and wish him a very enjoyable retirement, which will begin in May.

We and our fellow directors consider the development of leadership and talent throughout the Company to be a priority. During 2017, we strengthened BMC's management team with appointments in critical roles, including Michael McGaugh to the role of Executive Vice President and Chief Operating Officer, Lanesha Minnix to Senior Vice President, General Counsel and Corporate Secretary, and Lisa Hamblet to an expanded role of Executive Vice President, eBusiness and Pro Remodeler Segment.

Our team demonstrated their resiliency, generosity to fellow colleagues and commitment to serving the needs of our customers and communities in the wake of Hurricanes Harvey and Irma. Across the country, our employees eagerly met the challenge to provide financial and other assistance, including sending cleaning supplies, hygiene kits, generators, tools, water and more to the affected areas. We partnered with key customers to provide aid to their flood-impacted employees in Houston. And, we expanded our service levels to support restoration efforts there, including adding Saturday hours and limited express delivery to help our customers get the materials they needed quickly.

Also during 2017, we continued our partnership with the Leukemia & Lymphoma Society ("LLS"). BMC employees raised more than $560,000 for LLS, making BMC the sixth ranking national team supporting this crucial organization.

The Board has been and will remain focused on diligently overseeing the Company's long-term business strategy so that we are able to achieve our shared objective of creating value for all of our stockholders. Over the course of the year, we contribute to the development of BMC's annual and long-term business planning, helping to set operating priorities and determine the best path to grow the Company.

We also oversee the development of the Company's risk management process as well as management's execution in identifying and assessing risks inherent in the business. Our Board, either as a whole or through our committees, regularly discusses with management BMC's major risk exposures, their potential impact on our business and the steps we take to monitor, mitigate and control such exposures.

Sustaining BMC's strong culture is yet another important initiative in which the Board plays a role. BMC's mission is to help our customers be successful by delivering what they need, when they need it, exactly how they want it – from start to finish. Our goal is to set the industry benchmark for service and operational excellence. The Company's values, which we adhere to, are: customer priority, people count, be the best, integrity matters, and dedicated safety.

We believe that accountability to stockholders is an important part of BMC's success. We encourage you to contact us to share your views, interests and concerns via BMC's website at ir.buildwithbmc.com. If you would like to write to us, you may do so by addressing your correspondence to BMC Stock Holdings, Inc., Corporate Secretary, Two Lakeside Commons, 980 Hammond Drive NE, Suite 500, Atlanta, Georgia 30328.

We are excited about the future of BMC and are grateful for the trust you have placed in our Board. On behalf of the entire Board of Directors, thank you for your continuing support.

David Bullock
Chairman of the Board

David L. Keltner
Interim President and CEO

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



Date and Time

Wednesday,
May 16, 2018

8:00 a.m.
Eastern Time

Log-in begins at
7:45 a.m.



Record Date

Only stockholders of record on our books at the close of business on Tuesday, March 20, 2018, will be entitled to vote at the Annual Meeting and any adjournments or postponements.



How to Attend the Annual Meeting Online

Step 1 – go to this address:
www.virtualshareholdermeeting.com/BMCH2018

Step 2 – enter your 16-digit control number (included on the Notice or proxy card you received)

See the proxy statement for more details about attending the Annual Meeting online. We are not holding an in-person meeting.

Your vote is important to us. You may vote in advance of the Annual Meeting by Internet, telephone or mail or by attending the annual meeting online. Please refer to the Notice of Internet Availability of Proxy Materials or the proxy card or broker instructions that you received for information on how to vote.

Dear Fellow Stockholder:

It is my pleasure to invite you to attend the 2018 Annual Meeting of Stockholders (the "Annual Meeting") of BMC Stock Holdings, Inc. ("BMC" or the "Company"), which will be held exclusively online at the website above. We are holding the Annual Meeting for the following purposes:

Director Elections

1

Board recommendation
VOTE **FOR** each director nominee

Elect Michael T. Miller and James O'Leary as Class II directors to hold office until the 2021 Annual Meeting and until their respective successors are elected and qualified

Auditor Ratification

2

Board recommendation
VOTE **FOR** ratification of PwC

Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018

Say on Pay

3

Board recommendation
VOTE **FOR** approval of our pay practices

Approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement

Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournments or postponements, although we are not aware of any such business.

Thank you for your ongoing support and continued interest in the Company.

Very truly yours,

Lanesha Minnix
Senior Vice President, General Counsel & Corporate Secretary
Atlanta, Georgia
March 29, 2018

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 16, 2018.

This Notice of Annual Meeting of Stockholders and Proxy Statement and our 2017 Annual Report are available through our Investor Relations website at ir.buildwithbmc.com or at www.proxyvote.com.

What does this mean? We are providing access to our proxy materials primarily over the Internet. On March 29, 2018, we began mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials (unless such stockholder had previously requested to receive a paper copy). The notice contains instructions on how to access those documents online and how to receive a paper copy. This process conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method for stockholders to access our materials.

PROXY STATEMENT INTRODUCTION & SUMMARY

This summary contains highlights about BMC and the upcoming Annual Meeting. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire proxy statement carefully before voting.

OVERVIEW

Beginning on March 29, 2018, the Board of Directors (the "Board") of BMC is providing you with this proxy statement in connection with its solicitation of proxies for the Annual Meeting. The Annual Meeting will be held on Wednesday, May 16, 2018, at 8:00 a.m., Eastern Time, for the purposes set forth in the Notice and will be a completely virtual meeting. You will be able to attend the Annual Meeting online, vote your shares electronically and submit your questions online prior to and during the meeting. We are not holding an in-person meeting. For more information about the Annual Meeting, including how you can vote your shares and attend, see "Frequently Asked Questions About These Proxy Materials and Voting" on page 40.

On December 1, 2015, Stock Building Supply Holdings, Inc. ("SBS") and Building Materials Holding Corporation ("BMHC") merged to create the Company (Nasdaq: BMCH). In this proxy statement, unless the context requires otherwise, all references to the Company, BMC, we, us, our or similar words refer to BMC Stock Holdings, Inc. and its subsidiaries (the combined company), and references to SBS and BMHC refer to the legacy companies (and their respective subsidiaries) as they existed before the merger of SBS and BMHC (the "Merger").

2017 BUSINESS HIGHLIGHTS

The Company has performed very well since the Merger in December 2015. Key financial highlights include:



* Sales amounts for 2015 are non-GAAP measures. For comparability with the Company's 2016 and 2017 results, sales amounts for 2015 represent SBS and BMHC on a combined basis. See "Appendix A – Non-GAAP Measures" on page 45 for more information, including reconciliations to the most directly comparable GAAP measures along with an explanation for why we use these measures and how they are useful to investors.

** Adjusted EBITDA is a non-GAAP measure. See "Appendix A – Non-GAAP Measures" on page 45 for more information, including a reconciliation to the most directly comparable GAAP measure along with an explanation of why we use this measure and how it is useful to investors.

BOARD HIGHLIGHTS

The following table provides an introduction to our Board, as constituted as of the Annual Meeting, including the two Class II nominees for election at the Annual Meeting.

Name	Age	Director since	Primary Occupation & Other Current Public Company Boards	Committees** A	C	G
Class II (nominees for term through 2021)						
Michael T. Miller **I**	53	2015*	Executive Vice President & CFO, Installed Building Products, Inc. *Director, Installed Building Products, Inc.*	**M**		
James O'Leary **I**	55	2015*	Chair & CEO of WireCo Worldgroup, Inc.		**C**	
Class I (term continues through 2020)						
David W. Bullock, Chairman **I**	53	2015*	Former CFO, Pinnacle Agriculture Holdings		**M**	**M**
Mark A. Alexander **I**	59	2017	Founder, Chairman & CEO, Landmark Property Group *Director, W.P. Carey Inc.*		**M**	
David L. Keltner	58	2015*	Interim President & CEO, BMC Stock Holdings, Inc.			
Jeffrey G. Rea	53	2015*	Former President & CEO, SBS *Director, Gores Holdings II, Inc.*			
Class III (term continues through 2019)						
Cory J. Boydston **I**	59	2018	CFO, Ashton Woods USA, L.L.C.	**M**		
Henry Buckley **I**	57	2017	President, CEO & Director, Uni-Select		**M**	
Carl R. Vertuca, Jr. **I**	71	2015*	President, The Vertuca Group	**M**		**C**

I : Independent   **A :** Audit Committee   **C:** Organization and Compensation Committee
C : Chair   **M** : Member   **G:** Corporate Governance and Nominating Committee

*   Does not include the directors' service on the boards of SBS or BMHC prior to the Merger.

**   Barry J. Goldstein, currently the chair of the Audit Committee, is retiring as of the Annual Meeting.

The Corporate Governance and Nominating Committee (the "Governance Committee") is responsible for, among other things, overseeing the succession planning process for directors so that we have the right people on the Board, both now and in the future, to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. Key Board composition highlights include (excluding Mr. Goldstein):

- **Deep bench of industry experience,** with 8 of 9 directors having served as executives in the building materials, construction services or real estate industries
- **Significant financial expertise,** with 4 of 9 directors (including all members of the Audit Committee), qualifying as audit committee financial experts
- **Substantial majority of independent directors,** with 7 of 9 directors, including our Chairman, being independent
- **Diversity of backgrounds,** with 5 CEOs, 4 CFOs, 1 venture capitalist, a broad range of ages represented on the Board (ranging from 53 to 71), 1 female director and 1 director identifying as LGBT
- **Mix of director tenures,** with 2 of 9 directors having served on the Board for more than 5 years (including, for this purpose, service on the boards of SBS or BMHC prior to the Merger) and 3 directors joining the Board over the past year

CORPORATE GOVERNANCE HIGHLIGHTS

We believe that our long-standing commitment to robust corporate governance is a crucial aspect of our efforts to advance and safeguard the interests of our Company and our stakeholders. Some of our key corporate governance practices include:

- Separate Chairman of the Board and CEO, with an independent director serving as Chairman
- Substantial majority of our Board is independent, including 7 of our 9 directors (as of the Annual Meeting)
- Solely independent Audit, Governance, and Compensation committees
- Active, engaged Board, with more than 95% average Board and committee meeting attendance in 2017
- Annual Board and committee evaluations overseen by the Governance Committee

Comprehensive governance review over the past year. Over the past year our Board and management undertook a comprehensive review of the Company's corporate governance policies and programs. As part of these efforts, we updated our Corporate Governance Guidelines and the charter of each of our Board's standing committees so that our policies and programs continue to reflect good corporate governance practices. Key changes include: adopting stock ownership guidelines for directors and executive officers (discussed below); expanding the Board's director selection criteria beyond experience in the Company's industry to include other business experience relevant to the Company and, where appropriate, the consideration of diverse characteristics; adopting limits on the number of public company boards on which directors can serve (four other boards or, for directors who serve as a public company CEO, two other boards); requiring directors to seek approval before joining the board of another company; providing an oversight role for the Organization and Compensation Committee (the "Compensation Committee") regarding stockholder engagement on executive compensation matters and the Governance Committee regarding stockholder engagement on all other matters; and providing that the Governance Committee will oversee the director orientation process for new directors. We have also significantly redesigned and expanded our proxy materials as part of our commitment to transparent stockholder communications.

EXECUTIVE COMPENSATION HIGHLIGHTS

PRIMARY OBJECTIVES OF OUR COMPENSATION PROGRAM

1 Attract and Retain

Attract, engage and retain superior talent who contribute to our long-term success

2 Motivate and Reward

Motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business

3 Align with Strategy

Ensure compensation is aligned with our corporate strategies and business objectives

4 Align with Stockholders

Effectively align our executive officers' interests with those of our stockholders

PROGRAM ELEMENTS FOR 2017

- **Base salary.** Fixed, market competitive base level of cash compensation
- **Annual bonus.** Variable annual cash opportunity that may be earned based on achievement of challenging adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") (75% weighting) and Free Cash Flow (25% weighting) performance targets
- **Time-based RSUs.** Restricted stock units that vest annually in one-third increments from the date of grant subject to the executive's continued service
- **Performance-based RSUs.** Variable restricted stock units that may be earned based on achievement of cumulative adjusted earnings per share ("Adjusted EPS") (weighted 50%) and average return on invested capital ("Average ROIC") (weighted 50%) performance targets over a three-year performance period

Key changes for 2017. The Compensation Committee determined to: (1) add a secondary Free Cash Flow performance metric, weighted 25%, under our 2017 annual cash-based Management Incentive Plan ("MIP") to complement our primary Adjusted EBITDA performance metric; and (2) replace our Adjusted EBITDA performance metric under our long-term performance-based RSUs with Adjusted EPS and Average ROIC performance metrics, providing variance from our MIP performance metrics and helping to further align executive and stockholder interests.

PAY MIX FOR 2017

For 2017, 70% of Peter Alexander's (who was our CEO in 2017) target total direct compensation (i.e., base salary, target annual bonus, and target long-term equity award value) and an average of 67% of our other named executive officers' compensation was at risk or contingent upon corporate performance as shown below.



CEO

Long-Term Equity **(32%)**
Base Salary **(30%)**
At Risk **(70%)**
Annual Incentive **(38%)**

AVERAGE OF OTHER NEOs*

Long-Term Equity **(36%)**
Base Salary **(33%)**
At Risk **(67%)**
Annual Incentive **(31%)**

* Long-term equity excludes Ms. Hamblet's February 2017 grant of 50,000 time-based restricted stock units granted in connection with the amendment and restatement of her employment agreement.

TABLE OF
CONTENTS

CORPORATE GOVERNANCE MATTERS

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, two director nominees are to be elected as Class II directors. Upon recommendation by the Governance Committee, the Board has nominated Michael T. Miller and James O'Leary for election for a term of three years (through the 2021 Annual Meeting) and until their successors have been duly elected and qualified. Each of the nominees currently serves as a Company director, and, although each was previously elected by the stockholders of BMHC, they have not previously been elected by BMC's stockholders. Barry J. Goldstein, currently a Class II director, is retiring from the Board as of the Annual Meeting. The Board has reduced the size of the Board to nine directors and the number of Class II directors to two, effective as of the Annual Meeting.

Unless a proxy specifies otherwise, the persons named in the proxy will vote the shares covered thereby **FOR** the nominees as listed. Each nominee has consented to be a candidate and to serve if elected. Although the Board has no reason to believe that any nominee will be unavailable to serve as a director, if such an event should occur, the Board may designate a substitute nominee or reduce the size of the Board. If the Board designates a substitute nominee, proxies will be voted for such substitute nominee(s).



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** the election of each of the director nominees.

CLASS II NOMINEES FOR A TERM EXPIRING AT THE 2021 ANNUAL MEETING

Independent
Age: 53
Director Since: 2015
Board Committees: Audit

Qualifications
We believe that Mr. Miller possesses specific attributes that qualify him to serve as a member of the Board, including his extensive experience in the building products industry, background in finance and knowledge of financial reporting, including over 15 years of management and oversight of financial reporting and audit teams.

MICHAEL T. MILLER

Director Service at BMC
- Mr. Miller has served as a director of the Company since 2015. Prior to the Merger, he had served as a director of BMHC since 2014.

Professional Experience
- Mr. Miller currently serves as the Executive Vice President, Chief Financial Officer of Installed Building Products, Inc. (NYSE: IBP), a leader in the installation of insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors, and other products in the new and existing residential and commercial real estate markets. He has held this position since March 2004. Mr. Miller previously served as IBP's Executive Vice President—Finance from 2000 to March 2004.
- From 1991 to 2000, Mr. Miller held the position of Senior Vice President/ Managing Director responsible for Corporate Investment Banking at Huntington Capital Corp., a subsidiary of Huntington Bancshares, Inc. (Nasdaq: HBAN), a regional bank holding company.

Other Current Public Company Boards
- Director of Installed Building Products, Inc. (NYSE: IBP)

Education
- Mr. Miller holds a B.A. from Wake Forest University.

Independent
Age: 55
Director Since: 2015
Board Committees: Compensation (Chair)

Qualifications
We believe that Mr. O'Leary possesses specific attributes that qualify him to serve as a member of the Board, including his depth of business, operations and financial experience.

JAMES O'LEARY

Director Service at BMC
- Mr. O'Leary has served as a director of the Company since 2015. Prior to the Merger, he had served as a director of BMHC since 2014.

Professional Experience
- Mr. O'Leary currently serves as Chairman and Chief Executive Officer of WireCo Worldgroup, Inc., a leading global manufacturer of engineered wire, steel rope and synthetic rope. Mr. O'Leary has held this position since April 2017, and served as Chairman and Interim Chief Executive Officer from January 2017 to April 2017.
- From October 2013 to December 2016, Mr. O'Leary served as a senior advisor to several leading private equity firms, including Onex Partners and Madison Dearborn Partners, and as Chairman of Kinematics Manufacturing Company.
- From March 2007 until its sale in October 2013, Mr. O'Leary served as Chairman of the Board and Chief Executive Officer of Kaydon Corporation, Inc., a diversified global manufacturer of precision industrial goods listed on the New York Stock Exchange. He was an independent director of Kaydon Corporation, Inc. from 2005 to March 2007.

Other Current Positions
- Director of WireCo WorldGroup, Inc.
- Chairman of Kinematics Manufacturing Company
- Member, Industrial Advisory Group, Madison Dearborn Partners

Education
- Mr. O'Leary is a Certified Public Accountant (currently inactive) in the State of New York and earned a B.B.A. from Pace University and an M.B.A. from the Wharton School of the University of Pennsylvania.

CLASS I DIRECTORS CONTINUING IN OFFICE UNTIL THE 2020 ANNUAL MEETING

Independent Chairman of the Board
Age: 53
Director Since: 2015
Board Committees: Governance, Compensation

Qualifications
We believe that Mr. Bullock possesses specific attributes that qualify him to serve as a member of the Board, including his extensive financial skills and experience gained from previous management positions.

DAVID W. BULLOCK

Director Service at BMC
- Mr. Bullock has served as a director of the Company since 2015. Prior to the Merger, he had served as a director of BMHC since 2014.

Professional Experience
- Mr. Bullock retired as the Chief Financial Officer of Pinnacle Agriculture Holdings LLC, an agricultural retail and wholesale distribution business, in September 2017 after serving in that position since October 2015.
- Mr. Bullock served as a director of Pinnacle Agriculture Holdings LLC from 2015 to January 2018 and as Audit Committee Chairman from January 2015 to October 2015, when he became Chief Financial Officer.
- Between 2011 and 2015, Mr. Bullock was a private investor.
- Mr. Bullock served as the Chief Financial Officer of Graham Packaging Company Inc. (NYSE: GRM), a global manufacturer of rigid plastics containers, from 2009 until the sale of the company in 2011.
- From 2002 to 2008, Mr. Bullock served as Chief Operating Officer, as well as Executive Vice President and Chief Financial Officer, of UAP Holding Corporation (Nasdaq: UAPH), a distributor of agricultural-related products.
- Prior to this, Mr. Bullock held various financial positions with FMC Corporation, Air Products and Chemicals Inc. and Westinghouse Electric.

Public Company Boards in the Past Five Years
- Mr. Bullock served on the Board of Directors of Origin Agritech Limited

Other Current Positions
- Director and Audit Committee Chairman at AEA TCB Holdings LP
- Director of Vail Christian Academy
- Director of Faith Alive USA Inc.

Education
- Mr. Bullock received a B.S. in Electrical Engineering from Lehigh University and an M.B.A. from Cornell University.

Independent
Age: 59
Director Since: 2017
Board Committees: Audit

Qualifications
We believe that Mr. Alexander possesses specific attributes that qualify him to serve as a member of the Board, including his executive expertise and experience gained from previous management positions.

MARK A. ALEXANDER

Director Service at BMC
- Mr. Alexander has served as a director of the Company since August 2017.

Professional Experience
- Mr. Alexander has served as the Founder, Chairman and Chief Executive Officer of Landmark Property Group, a property management and real estate redevelopment company, since its founding in 2009.
- Mr. Alexander served as the Chief Executive Officer, President and a director of Suburban Propane Partners (NYSE: SPH), a multibillion-dollar energy services company, from March 1996 to September 2009.
- Prior to joining Suburban Propane Partners, Mr. Alexander served as Senior Vice President, Business Development for Hanson Industries, the U.S. arm of Hanson plc from 1984 to 1996.

Other Current Public Company Boards
- Director and Audit Committee Chairman at W.P. Carey Inc. (NYSE: WPC)

Education
- Mr. Alexander received a B.B.A. in Accounting from the University of Notre Dame and is a Certified Public Accountant.

Interim President and
Chief Executive Officer
Age: 58
Director Since: 2015
Board Committees: None

Qualifications
We believe that Mr. Keltner possesses specific attributes that qualify him to serve as a member of the Board, including his experience in building products distribution, strong executive and financial skills gained from previous and current management positions and valuable experience gained from board service.

DAVID L. KELTNER

Director Service at BMC
- Mr. Keltner has served as a director of the Company since 2015. Prior to the Merger, he had served as a director of SBS since 2014.
- Mr. Keltner was named the Company's Interim President and Chief Executive Officer in January 2018.

Professional Experience
- Mr. Keltner served as the Interim Chief Financial Officer of Ferguson plc (formerly Wolseley plc), a heating and plumbing distributor to the professional market, from August 2016 to August 2017.
- From 2009 to August 2016, Mr. Keltner served as the Chief Financial Officer of Ferguson Enterprises, Inc., a U.S. distributor of residential and commercial plumbing, HVAC and industrial supplies.
- From 2007 to 2009, he was the Chief Financial Officer of Wolseley North America.
- From 1993 to 2006, Mr. Keltner was the Vice President of Construction Lending for SBS.
- Prior to that, Mr. Keltner was a Vice President in the Institutional/Corporate Bank division of NationsBank.

Education
- Mr. Keltner received a B.S. in Finance from Miami University and an M.B.A. from the University of Chicago.

Age: 53
Director Since: 2015
Board Committees: None

Qualifications
We believe that Mr. Rea possesses specific attributes that qualify him to serve as a member of the Board, including his past position as Chief Executive Officer of SBS before the closing of the Merger and his broad industrial background.

JEFFREY G. REA

Director Service at BMC
- Mr. Rea has served as a director of the Company since 2015. Prior to the Merger, he had served as a director of SBS since 2010.

Professional Experience
- Mr. Rea served as the President and Chief Executive Officer of SBS from 2010 until the Merger in 2015.
- Before joining SBS, he served as President of the specialty products group at TE Connectivity Ltd. (TEL) from 2008 to 2010.
- In 2006 and 2007, Mr. Rea was the Senior Vice President of the building products group at Johns Manville, a global manufacturer of highly engineered materials and building products, which is owned by Berkshire Hathaway Company (NYSE: BRK). Mr. Rea joined Johns Manville in 2002 as a Vice President and General Manager of its building insulation business.
- Before joining Johns Manville, Mr. Rea served 15 years in various leadership roles at General Electric Company, including general management, sales and marketing, distribution management and supply chain leadership positions, as well as five years with its corporate audit staff.

Other Current Public Company Boards
- Director of Gores Holdings II, Inc. (Nasdaq: GSHTU)

Public Company Boards in the Past Five Years
- Mr. Rea served on the board of directors of Gores Holdings, Inc. (now Hostess Brands, Inc.).

Education
- Mr. Rea received a degree in Mechanical Engineering from Rose-Hulman Institute of Technology.

CLASS III DIRECTORS CONTINUING IN OFFICE UNTIL THE 2019 ANNUAL MEETING

Independent
Age: 59
Director Since: 2018
Board Committees: Audit

Qualifications
We believe that Mrs. Boydston possesses specific attributes that qualify her to serve as a member of the Board, including her public company accounting experience and extensive related industry experience.

CORY J. BOYDSTON

Director Service at BMC
– Mrs. Boydston has served as a director of the Company since March 2018.

Professional Experience
– Mrs. Boydston currently serves as Chief Financial Officer of Ashton Woods USA, L.L.C., the third largest private homebuilder in the United States. She has held this position since 2009.
– Mrs. Boydston previously served as Senior Vice President, Chief Financial Officer and Partner at Starwood Land Ventures, LLC, a real estate investment firm that engages in residential land acquisition, development and financing, from 2008 to 2009, and as Senior Vice President – Finance and Treasury at Beazer Homes USA, Inc. (NYSE:BZH), a home construction company, from 1998 to 2008.
– Before joining Beazer Homes, Mrs. Boydston held a variety of leadership positions at Lennar Corporation (NYSE:LEN), a home construction company, from 1987 to 1997, including Chief Financial Officer and Corporate Controller.

Other Current Positions
– Co-Founder of Women's Housing Leadership Group

Education
– Mrs. Boydston is a Certified Public Accountant in the State of Georgia and earned a B.S. in Accounting from Florida State University.

Independent
Age: 57
Director Since: 2017
Board Committees: Compensation

Qualifications
We believe that Mr. Buckley possesses specific attributes that qualify him to serve as a member of the Board, including his past position as Vice President of Mergers and Acquisitions at W.W. Grainger and his extensive distribution business experience across multiple industries.

HENRY BUCKLEY

Director Service at BMC
– Mr. Buckley has served as a director of the Company since August 2017.

Professional Experience
– Mr. Buckley currently serves as President, Chief Executive Officer and a director of Uni-Select, a distributor of automotive refinish and industrial paint and related products, a position he has held since August 2015.
– He previously served as Chief Operating Officer of Uni-Select from September 2014 to August 2015.
– Mr. Buckley previously served in a number of leadership roles at W.W. Grainger, Inc., an industrial supply company, including Vice President for Specialty Brand Companies and Mergers and Acquisitions from May 2012 to September 2014.
– Mr. Buckley brings more than 35 years of experience to the Board, having served in management roles across a number of distribution businesses in multiple industries, including fluid power, electrical, building materials and general industrial distribution.

Education
– Mr. Buckley holds an M.B.A. from Queen's University.

CARL R. VERTUCA, JR.

Independent
Age: 71
Director Since: 2015
Board Committees: Audit,
Governance (Chair)

Qualifications

We believe that Mr. Vertuca possesses specific attributes that qualify him to serve as a member of the Board, including his extensive financial and executive experience with large organizations, experience as a director of public companies and his expertise in executive management in the areas of corporate development, acquisitions, finance, administration, manufacturing and engineering.

Director Service at BMC
- Mr. Vertuca has served as a director of the Company since 2015. Prior to the Merger, he had served as a director of BMHC since 2010.

Professional Experience
- Mr. Vertuca has served as President of The Vertuca Group, a venture capital and real estate investment company, since 2000.
- He previously served as Executive Vice President and a director of the Dii Group, a publicly held contract manufacturing company, from 1993 to 2000 (Nasdaq: DIIG).
- He served as a director and Chairman of the Audit Committee of DDi Corp. (Nasdaq: DDIC), a publicly traded company that produced quick-turn printed circuit boards, from 2003 until the company was acquired in June 2012.

Public Company Boards in the Past Five Years
- Mr. Vertuca served as a director and as Chairman of the Audit Committee at Roomlinx (OTCMKTS: RMLX).

Education
- Mr. Vertuca holds an A.S. in Mechanical Engineering, a B.S. in Business and an M.B.A. from the University of Kentucky.

BOARD COMPOSITION

The Governance Committee is responsible for, among other things, overseeing the succession planning process for directors and ensuring that we have the right people on the Board, both now and in the future, to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. In this regard, the Governance Committee is charged with identifying, screening and recruiting potential director candidates to fill expected vacancies.

HOW WE BUILD A BOARD THAT'S RIGHT FOR BMC

In identifying potential candidates for Board membership, the Governance Committee relies on suggestions and recommendations from directors, stockholders, management and others, including from time to time executive search firms, which the committee retained over the past year to assist it in locating qualified candidates. The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. Messrs. Alexander and Buckley were recommended for consideration as directors by an executive search firm, and Mrs. Boydston was recommended by a non-employee director.

Once potential director candidates are identified, the Governance Committee, with the assistance of management, undergoes an extensive vetting process that considers each candidate's background, independence and fit with the Board's priorities. As part of this vetting process, the committee as well as other members of the Board and the Chief Executive Officer will conduct a series of interviews with the candidates. If the Governance Committee determines that a potential candidate meets the needs of the Board and has the desired qualifications, it will recommend the candidate's nomination or appointment to the full Board for consideration.

WHAT WE LOOK FOR IN DIRECTORS

The Governance Committee strives to maintain an engaged, independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our stockholders. The committee considers a wide range of factors when selecting and recruiting director candidates, including achieving:

- **Experienced and qualified Board.** The Governance Committee seeks directors with significant leadership experience as a senior officer in a public or substantial private company (or other comparable experience) in areas relevant to the Company so that they have a breadth of knowledge about issues affecting the Company and its industry. In this regard, we seek directors with expertise in finance, logistics, manufacturing, law, human resources, marketing and other areas that the Board determines are important.
- **Diversity.** The Governance Committee takes into account a candidate's ability to contribute to the diversity of occupational and personal backgrounds on the Board. To this end, the Committee considers all factors deemed appropriate, including diverse characteristics. In this regard, we have one female director and one of our directors identifies as LGBT. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

- **Mix of director tenures.** We believe that BMC benefits by fostering a mix of experienced directors with a deep understanding of the Company and its industry and those who bring fresh perspectives. In this regard, we have a number of directors with deep industry experience who served on the legacy BMHC or SBS boards prior to the Merger, and we have recruited three new directors over the past year.
- **Ideal Board size.** As of the Annual Meeting, we have set the size of the Board at nine directors, which includes four Class I directors, two Class II directors and three Class III directors. The Board believes this size works well as it provides enough directors on the Board to achieve the appropriate mix of experience and meet its oversight responsibilities, while promoting accountability and efficiency.

Director "must-haves." In addition to the considerations above, we believe that all of our directors should possess the following personal attributes: integrity and sound ethical character, absence of legal or regulatory impediments, absence of conflicts of interest, demonstrated track record of achievement, ability to act in an oversight capacity, appreciation for the issues confronting a public company, adequate time to devote to the Board and its committees and willingness to assume broad/ fiduciary responsibilities on behalf of all stockholders.

HOW WE ASSESS DIRECTOR INDEPENDENCE

Our policy and practice. We require a majority of our Board members, including all members of our Audit Committee, Compensation Committee and Governance Committee, to be independent under Nasdaq listing standards. The Board, with the assistance of the Governance Committee, considers all relevant facts and circumstances when making its independence determinations. A substantial majority of our Board – seven out of nine directors as of the Annual Meeting – are independent.

How we assessed independence this year. The Board has affirmatively determined that the following seven directors are independent within the meaning of the Nasdaq listing standards: Mrs. Boydston and Messrs. Alexander, Buckley, Bullock, Goldstein, Miller, O'Leary and Vertuca. In making this determination, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with BMC. In making this determination, the Board took into account that BMC from time to time engages in business in the ordinary course with entities where our directors are employed. In each of the last three fiscal years, payments that BMC made to or received from these businesses accounted for less than 2% of the annual revenues of each of BMC and the other entities.

HOW YOU CAN RECOMMEND A CANDIDATE FOR ELECTION TO THE BOARD

The Governance Committee considers director candidates recommended by stockholders. Stockholders wishing to recommend a candidate may do so by writing to the Corporate Secretary at the Company's address on the last page of this proxy statement, and including all information that our Bylaws require for director nominations.

BOARD OPERATIONS

The Board is elected by stockholders to oversee management and assure that stockholders' long-term interests are being served. In furtherance of this responsibility, a key function of the Board is reviewing, approving (where appropriate) and actively monitoring management's execution on the Company's long-term strategic goals and providing advice and counsel to management on significant issues facing the Company. The Board reviews and considers the Company's strategy throughout the year, and it is discussed at every Board meeting.

The Board actively engages on BMC matters throughout the year. Key touch points for the Board include:

- **Quarterly Board meetings.** Each quarter, the Board holds an in-person, two-day session that includes meetings of the Board's standing committees (Audit Committee, Governance Committee and Compensation Committee), a meeting of the independent directors, a meeting of the full Board that includes updates from the chief executive officer, chief financial officer, chief operating officer, heads of our business segments and heads of key functions, including Human Resources and Legal, and a working dinner focused on the Company's financial performance. The Board and committees also have calls as needed in between their quarterly meetings.
- **Monthly update calls.** Each month, the Board has a call with the chief executive officer and chief financial officer to receive an update on and discuss the Company's operating performance.
- **Annual governance review and investor feedback update.** Throughout the year, the Company actively engages with its largest stockholders on a wide range of matters. Each year, the Board and Governance Committee receive an update on current trends in corporate governance and feedback received from investors, which helps inform the Board's decisions to enhance corporate governance, executive compensation and disclosure practices.
- **Annual Board and committee evaluations.** The Board and each of its standing committees undergo an extensive self-evaluation each year that helps inform the Board's decisions to enhance Board and committee operations and its consideration of Board composition.

Attendance at Board meetings. We expect all directors to attend and actively participate in all in person and telephonic meetings of the Board (and of any committees on which they serve). In 2017, the Board held 18 meetings, the Audit Committee held 6 meetings, the Compensation Committee held 5 meetings and the Governance Committee held 5 meetings. Each director attended 75% or more of the aggregate number of meetings of the Board and of the committees on which he served during the period he was on the Board or committee.

Attendance at the annual stockholders meeting. Directors are also encouraged to attend the annual meeting of stockholders. All of our directors then on the Board attended our 2017 Annual Meeting.

HOW THE BOARD OVERSEES RISK

Our executive management team is responsible for managing the risks inherent in our business, and our Board oversees our executive team in the execution of its risk management function. To assist in this oversight function, our Board has overseen the development of the Company's risk management process. Management identifies and assesses the risks inherent in the business based on the likelihood of the risk occurring and the consequence to the Company if the risk were to be realized. Each year an annual risk assessment is presented to the Board identifying significant risks, including a description of any current or future mitigating actions the Company may take. The Board and Audit Committee also receive interim reports on emerging risks as they occur.

Our Board regularly discusses with management BMC's major risk exposures, their potential impact on our business and the steps we take to monitor, mitigate and control such exposures. While our Board has general oversight responsibility for risk at our Company, the Board has delegated some of its risk oversight duties to our Board committees as follows:

- **Audit Committee.** Reviews and discusses the Company's policies and guidelines with respect to risk assessment and management, and oversees financial risk exposure and risks related to our compliance programs, financial statements and internal controls
- **Governance Committee.** Oversees risks related to corporate governance, including the performance and composition of the Board
- **Compensation Committee.** Oversees risks related to our compensation policies and programs and succession planning (together with the full Board), development and retention of Company executives

The full Board is responsible for overseeing cybersecurity risks and, in this regard, receives regular cybersecurity updates (at least annually) from the Company's senior information technology executives.

BOARD OVERSIGHT OF CEO SUCCESSION PLANNING

Following the CEO transition that occurred in January 2018, the Board appointed David L. Keltner to serve as Interim President and Chief Executive Officer. The Board believes that Mr. Keltner, who has served on the Board since the Merger and before that served as a director of SBS, is well-positioned to lead the Company while the Board actively searches for a new CEO. The Board has formed a committee to oversee the search process and is working with a leading executive search firm to find the individual with the right experience, vision and track record to accelerate our strategy and lead BMC into the future.

BOARD LEADERSHIP STRUCTURE

Current Board leadership structure. We currently separate the roles of Chairman of the Board and Chief Executive Officer. David W. Bullock, an independent director, serves as Chairman and David L. Keltner serves as Interim President and Chief Executive Officer.

Why the Board believes its leadership structure is appropriate for the Company. The Board periodically reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. The Board has determined that the current structure is appropriate at this time in that it enables Mr. Keltner to focus on his role leading the Company during his service as Interim President and Chief Executive Officer, while enabling Mr. Bullock to continue to provide leadership on policy at the Board level. The Board believes that the Board leadership structure should, among other things, be informed by the needs and circumstances of the Company and the then-current membership of the Board, and that the Board should remain adaptable to shaping the leadership structure as those needs and circumstances change.

BOARD COMMITTEES

The Board has a standing Audit Committee, Compensation Committee and Governance Committee, in addition to a recently formed CEO search committee. Each of the standing committees meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. The Board has adopted a written charter for each of these committees, which sets out its functions and responsibilities. These are available in the "Corporate Governance" section of our Investor Relations website at ir.buildwithbmc.com.

Director Name	Independent (Y/N)	Audit Committee	Compensation Committee	Governance Committee
David W. Bullock (Chairman of Board)	Y		M	M
Mark A. Alexander	Y	M F		
Cory J. Boydston	Y	M F		
Henry Buckley	Y		M	
Barry J. Goldstein*	Y	C F		M
David L. Keltner	N			
Michael T. Miller	Y	M F		
James O'Leary	Y		C	
Jeffrey G. Rea	N			
Carl R. Vertuca, Jr.	Y	M F		C
Number of meetings in 2017		**6**	**5**	**5**

C : Chair   **M** : Member   **F** : Financial Expert

*   Mr. Goldstein, currently the chair of the Audit Committee, is retiring from the Board as of the Annual Meeting.

Committee independence. The Board has determined that each standing committee member meets the applicable Nasdaq listing standards regarding "independence," and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to BMC. In addition, all of our Audit Committee and Compensation Committee members meet the heightened independence requirements under applicable SEC rules and Nasdaq listing standards.

Financial acumen. Each of our Audit Committee members meets the financial literacy requirements of the SEC and Nasdaq, and each of our Audit Committee members also qualifies as an "audit committee financial expert" under SEC rules.

Key committee oversight responsibilities

Audit Committee	(1) selection, compensation, evaluation and work of our outside auditor (2) accounting and financial reporting processes, policies and principles (3) financial statements and internal control over financial reporting (4) internal audit function (5) risk assessment and management, major financial risk exposures (6) legal and regulatory compliance and ombuds program (7) related person transactions
Compensation Committee	(1) overall compensation philosophy (2) compensation for our chief executive officer and other executive officers (3) employment agreements for our chief executive officer and other executive officers (4) director compensation (5) equity and other incentive plans (6) risks arising from compensation programs and executive succession planning (7) stockholder engagement on executive compensation matters
Governance Committee	(1) director succession and vacancy planning (2) director recruitment and nominations (3) Board committee membership and structure (4) annual evaluations of the Board and Board committees (5) annual review of corporate governance practices, including our Corporate Governance Guidelines

OTHER GOVERNANCE POLICIES

CORPORATE GOVERNANCE GUIDELINES

The Company has adopted Corporate Governance Guidelines, which you can find on our website at ir.buildwithbmc.com, that we believe reflect the Board's commitment to a system of governance that enhances corporate responsibility and accountability. The Board annually reviews these guidelines, along with the charters for the Board's standing committees, so that our policies and programs continue to reflect good corporate governance practices. In connection with the Board's most recent review, the Board determined to: adopt stock ownership guidelines for directors and executive officers (discussed below); expand the Board's director selection criteria beyond experience in the Company's industry to include other business experience relevant to the Company and, where appropriate, the consideration of diverse characteristics; adopt limits on the number of public company boards on which directors can serve (four other boards or, for directors who serve as a public company CEO, two other boards); require directors to seek approval before joining the board of another company; provide an oversight role for the Compensation Committee regarding stockholder engagement on executive compensation matters and the Governance Committee regarding stockholder engagement on all other matters; and provide that the Governance Committee will oversee the director orientation process for new directors.

HOW YOU CAN COMMUNICATE WITH THE BOARD

Stockholders may contact an individual director, the Board as a group or a specified Board committee or group, including the non-employee directors as a group, at the following address:

 c/o Corporate Secretary, BMC Stock Holdings, Inc., Two Lakeside Commons, 980 Hammond Drive NE, Suite 500, Atlanta, Georgia 30328, Attn: Chairman of the Corporate Governance and Nominating Committee

In accordance with our Corporate Governance Guidelines, your correspondence will be distributed to the Chairman of the Governance Committee.

BOARD INTEGRITY POLICIES

Code of Business Conduct and Ethics. The Board has approved and adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees. In the event that we amend, or grant a waiver from, a provision of the code that applies to the chief executive officer, chief financial officer or chief accounting officer and that requires disclosure under applicable SEC rules, we will disclose this within four business days on our website at ir.buildwithbmc.com.

Conflicts of interest. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the Board, which will then determine an appropriate resolution on a case-by-case basis.

RELATED PERSON TRANSACTIONS

Approval Policies

Our Board has adopted a written policy regarding the review, approval or ratification of transactions involving certain persons that SEC regulations require to be disclosed in proxy statements, which are commonly referred to as "related person transactions." Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Under the written policy, our Audit Committee is responsible for the review, approval and ratification of "related-person transactions" between us and any related person. In the course of its review and approval or ratification of a related-person transaction, the Audit Committee will consider:

- The extent of the nature of the related person's interest in the transaction;
- The material terms of the transaction, including the amount involved and type of transaction;
- The availability of comparable products or services from unaffiliated third parties, if applicable;
- The importance of the transaction to the related person and to our Company;
- Whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and
- Any other matters the Audit Committee deems appropriate.

Related Person Transactions for 2017

Other than compensation agreements and other arrangements that are described under "Executive Compensation," and the transactions described below, since January 1, 2017, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest, other than as described below.

Registration Rights Agreement. In connection with the execution of the agreement to consummate the Merger, SBS entered into a registration rights agreement with a stockholder group consisting of certain stockholders affiliated with Davidson Kempner Capital Management LP ("DK"), Robotti & Company Advisors, LLC ("Robotti") and Gores Building Holdings ("Gores"). Pursuant to the registration rights agreement, the Company granted the stockholder group registration rights with respect to specified shares of Company common stock held as of, or in connection with, the Merger. These registration rights cease when the shares have been sold or distributed pursuant to a public offering, sold in compliance with Rule 144 under the Securities Act of 1933, or repurchased by the Company. The registration rights include demand registration rights, shelf registration rights and "piggyback" registration rights, as well as customary indemnification provisions. In connection with a secondary offering of the Company's common stock that closed on May 24, 2016, the Company and the stockholder group entered into a supplement to the registration rights agreement that amended the limitation on the number of shares they may sell from 15% of the number of shares held by such holder immediately following the closing of the Merger with a carry-over of unsold shares up to 25% per quarter to 25% of the number of shares held by such holder immediately following the closing of the Merger per quarter with no carry-over of unsold shares. As of December 31, 2017, and based on each stockholder's most recent filing pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), DK, Robotti and Gores each owned less than 5% of our outstanding voting stock.

Certification of Incorporation. Our Amended and Restated Certificate of Incorporation contains anti-takeover provisions, which are substantially similar in effect to Section 203 of the Delaware General Corporation Law, that prohibit us from engaging in a business combination (such as a merger) with a person or group owning 15% or more of our voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. For a period of three years following the Merger, the Amended and Restated Certificate of Incorporation generally excludes DK, Gores and their respective affiliates or associates from the "interested stockholder" definition so long as they own less than 20% of our outstanding voting stock. Once this three-year period ends, these stockholders are permitted to continue to own the percentage of our outstanding voting stock they owned at the end of the three-year period and will continue to be excluded from the definition of "interested stockholder" unless they increase their stock ownership.

DIRECTOR COMPENSATION

During 2017, all members of our Board who were not employed by the Company or one of its subsidiaries received compensation for their services to the Board and related committees pursuant to the policies described below.

NON-EMPLOYEE DIRECTOR COMPENSATION ELEMENTS

Description	Amount
Annual retainer	$75,000 for non-employee directors $150,000 for non-employee chair of the Board
Additional annual retainer for serving on a committee	$10,000 for membership on Audit Committee or Compensation Committee $6,000 for membership on Governance Committee
Additional annual retainer for chairing a committee	$25,000 for chair of Audit Committee or Compensation Committee $16,000 for chair of Governance Committee
Annual equity grant	$100,000 for non-employee directors $200,000 for non-employee chair of the Board

2017 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The following table sets forth the annual compensation that we paid our non-employee directors in 2017.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Mark Alexander[3]	35,417	77,814	—	113,231
Henry Buckley[3]	35,417	77,814	—	113,231
David W. Bullock	156,000	201,927	—	357,927
Barry J. Goldstein	116,000	100,964	—	216,964
David L. Keltner[4]	85,000	100,964	—	185,964
Michael T. Miller	85,000	100,964	—	185,964
James O'Leary	109,750	100,964	—	210,714
Jeffrey G. Rea	75,000	100,964	1,308,411	1,484,375
Carl R. Vertuca, Jr.	114,083	100,964	—	215,047

[1] Represents the grant date fair value of restricted stock units granted to our non-employee directors during fiscal year 2017. The RSUs vest in full on the earlier of May 11, 2018, or the date of the Annual Meeting. The grant date fair value is calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). For a discussion of the assumptions used in determining the compensation cost associated with stock awards, see Note 14 of the Notes to the Consolidated Financial Statements on Form 10-K for the fiscal year ended December 31, 2017. As of December 31, 2017, each of our directors held the following number of restricted stock units and stock options:

Name	Outstanding RSUs (#)	Outstanding Options (#)
Mark Alexander	3,537	—
Henry Buckley	3,537	—
David W. Bullock	9,570	—
Barry J. Goldstein	4,785	—
David L. Keltner	4,785	—
Michael T. Miller	4,785	—
James O'Leary	4,785	—
Jeffrey G. Rea	4,785	221,201[a]
Carl R. Vertuca, Jr.	4,785	—

[a] Mr. Rea's stock options are all fully vested. Of these options, 47,399 have an exercise price of $0.97 per share and expire on March 1, 2022, 92,502 have an exercise price of $14.00 per share and expire on August 14, 2023, and 81,300 have an exercise price of $20.34 per share and expire on July 3, 2024.

[2] Represents $1,293,243 in severance compensation paid in 2017 related to Mr. Rea's previous employment as Chief Executive Officer of SBS through the effective time of the Merger and $15,168 for the aggregate cost of medical and dental coverage provided to Mr. Rea under the Company's broad based group health plan and the cost to the Company of health premiums for supplemental coverage provided through a third party. Mr. Rea receives such benefits under an arrangement with the Company entered into in connection with the Merger, under which the Company has agreed to provide such coverage for so long as Mr. Rea continues to serve as a director of the Company.

[3] Messrs. Alexander and Buckley joined the Board on August 1, 2017, and thus their annual retainer and annual equity grant were each prorated.

[4] Mr. Keltner served as a non-employee director for all of 2017 prior to being appointed Interim President and Chief Executive Officer on January 10, 2018.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Effective as of March 1, 2018, the Board adopted a policy requiring each non-employee director to own Company equity securities with an aggregate value of at least three times the director's annual cash retainer. Directors have five years from the later of the date of their election or the effective date of the policy to meet this ownership requirement. If a director does not reach his or her ownership requirement within the time period provided, the Compensation Committee will determine whether action is appropriate, and may award all future Board compensation, including any retainers for committee service, in equity until the guideline is met. As of the date of this proxy statement, all of the non-employee directors serving on the Board had met the ownership requirement or were on track to meet the ownership requirement by the applicable deadline.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has the sole responsibility for the appointment, compensation and oversight of the Company's independent registered public accounting firm. For 2018, the Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as our independent auditor. PwC has served as our independent auditor since 2015, and previously served as the independent auditor for SBS from 1985 to 2015. The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in the best interests of the Company and its stockholders.

Why are we asking stockholders to vote on this proposal? The Board, upon recommendation of the Audit Committee, is submitting the selection of PwC to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of PwC, the Audit Committee will review its future selection of our independent auditor in light of that vote result. Even if the selection is ratified, the Audit Committee may, in its discretion, appoint a new independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of PwC are expected to attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate stockholder questions.



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** this proposal.

FEES PAID TO PwC

The following table sets forth the aggregate fees billed for professional services rendered by PwC for 2016 and 2017.

	Fiscal 2016	Fiscal 2017
Audit Fees[1]	$3,038,721	$3,019,152
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees[2]	1,800	2,765
Total	$3,040,521	$3,021,917

[1] Consists of fees for professional services provided in connection with the audit of our consolidated annual financial statements and review of our consolidated interim financial statements. For fiscal 2016, this includes services in connection with our Registration Statement on Form S-3 and securities offerings for fiscal 2016 (including $1,196 in fees for which PwC submitted an invoice to the Company after we filed our 2017 proxy statement). For fiscal 2017, this includes services in connection with securities offerings for fiscal 2017.

[2] Consists of fees for services other than those described above. For fiscal 2016, this includes a subscription to an online accounting research tool. For fiscal 2017, this includes a subscription to an online accounting research tool and a licensing fee for a disclosure checklist.

KEY AUDIT OVERSIGHT POLICIES AND PRACTICES

PRE-APPROVAL POLICY FOR SERVICES PROVIDED BY PwC

The Audit Committee has established a policy concerning the pre-approval of services performed by the Company's external accounting firms. Under this policy, the committee reviews all engagement letters from accounting firms for non-audit services and specifically pre-approves all services to be provided by the Company's independent registered public accounting firm. As part of its review, the committee considers whether the provision of any non-audit services is compatible with maintaining the independence of our independent auditor, and solicits the input of management and the independent auditor on this issue.

In 2017, all services provided to the Company by PwC were pre-approved by the Audit Committee pursuant to the policies and procedures described above, and all non-audit services provided to the Company by PwC were determined by the committee to be compatible with the maintenance of PwC's independence in the conduct of its auditing functions.

ROTATION OF LEAD AUDIT ENGAGEMENT PARTNER

Key PwC partners assigned to our audit are rotated at least every five years. The Audit Committee and its chair oversee the selection process for each new lead engagement partner. Throughout this process, the committee and management provide input to PwC about the Company's priorities, discuss candidate qualifications and interview potential candidates put forth by the firm.

AUDIT COMMITTEE REPORT

ROLES AND RESPONSIBILITIES

- **Management.** Management of the Company has the primary responsibility for the preparation, presentation and integrity of the accounting and financial reporting practices of the Company, including our system of internal controls. To help maintain the integrity of our accounting and financial reporting practices, we have a dedicated financial reporting team as well as an internal audit function that conducts financial, compliance and process improvement audits throughout the year.
- **Independent auditor.** PwC is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of our consolidated financial statements with generally accepted accounting principles in the United States.
- **Audit Committee.** The Audit Committee assists the Board in its general oversight of the Company's financial statements and financial reporting process, internal control over financial reporting, disclosure controls and procedures, and internal and external auditors. As part of this oversight responsibility, the committee is responsible for monitoring the activities and performance of the Company's independent auditor, including the audit scope, audit fees, auditor independence matters, and the extent to which the independent auditor can be retained to perform non-audit services. The committee also oversees the fee negotiations associated with the retention of the Company's independent auditor. In carrying out these responsibilities, the Audit Committee meets periodically with management and PwC and has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and to retain such outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any such investigations.

ANNUAL INDEPENDENT AUDITOR EVALUATION AND ENGAGEMENT PROCESS

At least annually, the Audit Committee evaluates the qualifications, performance and independence of PwC to decide whether to continue to retain PwC as the Company's independent auditor or engage another firm. When conducting its most recent evaluation of PwC, the Audit Committee considered, among other factors, PwC's:

- **Professional qualifications** and historical and recent performance on the Company's audits;
- **Tenure** as the Company's independent auditor and its related depth of understanding of the Company's businesses, operations and systems and the Company's accounting policies and practices;
- **Independence** policies and processes for maintaining its independence;
- **Fees** for audit and non-audit services, and the appropriateness of such fees; and
- **Cost-benefit analysis** of selecting a different independent auditor (including relative benefits, challenges, overall advisability and potential impact).

REQUIRED DISCLOSURES AND DISCUSSIONS

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited consolidated financial statements for the year ended December 31, 2017 with the Company's management and representatives of PwC. The Audit Committee discussed with PwC the matters required to be discussed under PCAOB standards. In addition, the Audit Committee received the written disclosures and the letter from PwC, as required by the PCAOB, regarding PwC's independence and discussed with PwC its independence. Based on these reviews and discussions with management and PwC, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Audit Committee
Barry J. Goldstein, Chair
Mark A. Alexander
Michael T. Miller
Carl R. Vertuca, Jr.

EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles of our current executive officers:

Name	Age	Position
David L. Keltner[1]	58	Interim President and Chief Executive Officer and Director
James F. Major, Jr.	46	Executive Vice President, Chief Financial Officer and Treasurer
Mike Farmer	41	Senior Vice President, Human Resources
Lisa M. Hamblet[2]	50	Executive Vice President of eBusiness and Pro Remodeler Segment
Michael P. McGaugh[3]	44	Executive Vice President and Chief Operating Officer
Lanesha Minnix[4]	43	Senior Vice President, General Counsel and Corporate Secretary

[1] Mr. Keltner was appointed Interim President and CEO as of January 10, 2018, following the departure of Peter Alexander, our former CEO. See "Proposal 1 – Election of Directors" beginning on page 7 for Mr. Keltner's background.

[2] Effective February 21, 2017, Ms. Hamblet was appointed Executive Vice President of eBusiness and Pro Remodeler Segment. Prior to such appointment and through the fiscal year ended December 31, 2016, Ms. Hamblet served as our Executive Vice President, eBusiness.

[3] Mr. McGaugh was appointed Executive Vice President and Chief Operating Officer as of February 20, 2017.

[4] Effective June 1, 2017, Ms. Minnix was appointed Senior Vice President, General Counsel and Corporate Secretary.

Our executive officers are appointed by our Board and serve until their successors have been duly elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

James F. Major, Jr. Mr. Major has been an executive officer of the Company since 2015 (and of SBS from 2005 through the Merger). He is currently our Executive Vice President, Chief Financial Officer and Treasurer, and is responsible for finance, credit and information technology activities. Mr. Major has substantial expertise in financial planning, analysis and reporting, tax planning and compliance. Mr. Major joined SBS in 1998 as Assistant Controller. Prior to that, he was an audit manager with PricewaterhouseCoopers LLP. Mr. Major received his undergraduate degree from Wake Forest University in 1993. He is a Certified Public Accountant (North Carolina) and has attended management programs at the Darden School of Business at the University of Virginia and the International Institute for Management Development in Lausanne, Switzerland.

Mike Farmer. Mr. Farmer leads the human resources function of the Company. Prior to assuming his current position, Mr. Farmer assumed the role of Vice President of Human Resources as of the effective time of the Merger. Mr. Farmer joined SBS in 2006 in its HR department and, before that, Mr. Farmer was a director of HR at ATX-CoreComm. Mr. Farmer received his undergraduate degree from Hope College and a Master's Degree from Michigan State University.

Lisa M. Hamblet. Ms. Hamblet leads the eBusiness and professional remodeler capabilities for the Company, a position that she has held since February 2017. Ms. Hamblet joined the Company in December 2013 and served as Executive Vice President, eBusiness until February 2017. Prior to joining the Company, she was with Staples Inc., where she held various senior management roles, including Vice President of B2B eCommerce and Customer Support, Vice President of B2B Services and, most recently, Vice President of Facility Solutions. Ms. Hamblet received her undergraduate degree from the University of Massachusetts, Amherst and her M.B.A. from Bentley University.

Michael P. McGaugh. Mr. McGaugh has been Executive Vice President and Chief Operating Officer since February 2017. Prior to joining the Company, Mr. McGaugh spent over 20 years in various roles at The Dow Chemical Company ("Dow"), including, most recently, serving as Global Director and Leader of the Integration Management Office for the proposed Dow/E.I. du Pont de Nemours merger from February 2016 to February 2017, as Global Director, Corporate Strategy in 2015, as Global Director, Strategic Marketing and Growth & Innovation Portfolio in 2014, as Global General Manager of Dow Building Solutions from 2012 to 2013 and before that in various management and operational roles. Mr. McGaugh received his undergraduate degree in Chemistry from Texas State University in 1995 and his M.B.A. from Harvard University in 2002.

Lanesha Minnix. Ms. Minnix has responsibility for all legal, corporate governance and compliance matters for the Company. Prior to joining the Company in June 2017, Ms. Minnix was Vice President, Deputy General Counsel and Chief Compliance Officer for ABM Industries Incorporated ("ABM"), a Fortune 500 facility solutions company, from 2016 to 2017, and Vice President, Deputy General Counsel from 2012 to 2016. Before her tenure with ABM, Ms. Minnix held roles with increasing responsibility at both Royal Dutch Shell/Shell Oil Company and Sprint Corporation. Ms. Minnix began her career as a corporate associate at the law firm of K&L Gates. Ms. Minnix graduated magna cum laude with an undergraduate degree in Business Administration from St. Louis University and received her Juris Doctor and M.B.A. from the University of Tulsa.

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our stockholders to approve a non-binding advisory resolution on the compensation of our named executive officers ("NEOs"), as disclosed in this proxy statement. Although this advisory vote, commonly referred to as a "say-on-pay" vote, is non-binding, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

Stockholders are urged to read the Compensation Discussion and Analysis ("CD&A"), which begins on page 23, as well as the Summary Compensation Table and other related compensation tables and narrative disclosure, which begin on page 31 and end on page 37 prior to "CEO Pay Ratio." The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in aligning the interests of our executives with those of our stockholders and in incentivizing performance that supports our short- and long-term strategic objectives and that the compensation of our NEOs for 2017 reflects and supports these compensation policies and procedures.

As required by Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the Proxy Statement for the Annual Meeting, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.

Our Board's current policy is to hold an advisory vote to approve our executive compensation on an annual basis, and accordingly, after the Annual Meeting, the next advisory vote to approve executive compensation is expected to occur at our 2019 Annual Meeting.



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** this proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A describes the objectives and philosophy underlying our compensation policies and programs for our NEOs and discusses our compensation decisions for 2017 and the material factors that were considered in making those decisions. This CD&A also contains forward-looking statements that are based on our current plans and expectations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this discussion.

EXECUTIVE SUMMARY

Our Named Executive Officers

Our named executive officers for our fiscal year ended December 31, 2017 were:

Name	Title
Peter C. Alexander[1]	Former President and Chief Executive Officer
James F. Major, Jr.	Executive Vice President, Chief Financial Officer and Treasurer
Lisa M. Hamblet	Executive Vice President of eBusiness and Pro Remodeler Segment
Michael McGaugh	Executive Vice President and Chief Operating Officer
Lanesha Minnix	Senior Vice President, General Counsel and Corporate Secretary

[1] Mr. Alexander left employment with the Company and resigned as a director of the Company, effective as of January 10, 2018.

Chief Executive Officer Transition

Peter Alexander, our former Chief Executive Officer, left employment with the Company and resigned as a director of the Company, effective as of January 10, 2018. Mr. Alexander's 2017 compensation is described in this CD&A. For more information on the payments and benefits provided to Mr. Alexander in connection with his departure, see "Employment Agreements – Separation Agreement with Mr. Alexander" below.

On this same date, David Keltner was appointed to serve as Interim President and Chief Executive Officer of the Company while the Board conducts a search for a new chief executive officer. As compensation for Mr. Keltner's service as Interim President and Chief Executive Officer, the Compensation Committee recommended and the Board determined that Mr. Keltner will receive an annualized base salary of $750,000 for 2018 and an equity award of 25,000 restricted stock units of the Company, which units will vest on the date that is six months following the effective date of his appointment (or such earlier date as the Company removes Mr. Keltner from his positions without "cause" by appointing his permanent successor). In recognition of the interim nature of his role, the Compensation Committee determined that Mr. Keltner will not be eligible for an annual cash bonus for 2018.

Fiscal 2017 Compensation Program Highlights

As part of its ongoing efforts to align the compensation opportunities for our named executive officers with the long-term success of our Company and the interests of our stockholders, our Compensation Committee revised certain of our compensation program elements in 2017. The Compensation Committee:

- **Added a secondary Free Cash Flow performance metric**, weighted 25%, under our 2017 annual cash-based Management Incentive Plan (MIP) to complement our primary Adjusted EBITDA performance metric.
- Replaced our Adjusted EBITDA performance metric under our long-term performance-based RSUs with **Adjusted EPS and Average ROIC performance metrics, providing variance from our MIP performance metrics** and helping to further align executive and stockholder interests.
- Granted **the full value of Mr. Alexander's 2017 annual equity grant in the form of performance-based RSUs** in light of Mr. Alexander's then-current equity holdings and to further drive him to achieve the Company's financial goals.

Although the Company achieved a $6.1 million increase in Adjusted EBITDA over fiscal year 2016 results, the Company did not meet the challenging financial goals that our Compensation Committee established under our MIP. As a result, and consistent with our pay-for-performance philosophy, our named executive officers did not earn any bonus payouts under the MIP.

During 2017, the Compensation Committee entered into new employment agreements with Mr. McGaugh and Ms. Minnix in connection with their respective appointments as Executive Vice President and Chief Operating Officer and Senior Vice President, General Counsel. Mr. McGaugh's employment agreement was amended and restated in August 2017 to provide more uniformity among executive officer arrangements and modify post-severance payment provisions.

Additional details on these employment agreements, as well as certain modifications made to Ms. Hamblet's employment agreement, are included under "Other Awards" on page 29 and "Employment Agreements with Other NEOs" on page 35.

Compensation Program Elements for 2017

For our 2017 fiscal year, our named executive officers received the following compensation elements:

Program Element	Form	How Payout Determined	Objectives of Element
Base Salary	Fixed cash	Set based on executive's role and responsibility and to be competitive within the market in which we compete for talent; reviewed periodically for potential adjustment	Induce talented executives to join and remain with our Company
Annual Bonus	Variable cash	May earn from 0% to 200% of target opportunity based on achievement of Adjusted EBITDA[1] (weighted 75%) and Free Cash Flow[2] (weighted 25%) performance targets	Drive Company achievement of financial and operational objectives; reward above-average achievement
Time-Based RSUs	Equity	Awards vest in one-third increments over three years subject to continued service	Drive Company achievement of long-term financial and operational objectives; align executive officer and stockholder interests; retain executive talent over vesting period
Performance-Based RSUs	Equity	May earn from 0% to 200% of target award, based on achievement of cumulative Adjusted EPS[3] (weighted 50%) and Average ROIC[4] (weighted 50%) over three-year performance period from January 1, 2017 through December 31, 2019 subject to continued service	Drive Company achievement of financial and operational objectives over long-term performance period; align executive officer and stockholder interests; retain executive talent over vesting period
Other Benefits	Various	Participation in broad-based retirement, health and welfare benefit plans; limited personal benefits; negotiated new hire sign-on incentives; and competitive post-severance benefits	Provide a competitive total compensation package; induce talented executives to join and remain with our Company

[1] Adjusted EBITDA is a non-GAAP measure that is defined as net income plus interest expense, income tax expense, depreciation and amortization, merger and integration costs, non-cash stock compensation expense, impairment of assets, acquisition costs, loss on debt extinguishment, inventory step-up charges and other items.

[2] Free cash flow is a non-GAAP measure that is calculated as net cash provided by operating activities less purchases of property, equipment and real estate, plus proceeds from sales of property, equipment and real estate.

[3] Adjusted EPS is a non-GAAP measure that is calculated as Adjusted Net Income divided by our diluted weighted average common shares outstanding. We calculate our Adjusted Net Income as net income plus impairment of assets, merger and integration costs, inventory step-up charges, restructuring expenses, non-cash stock compensation expense, acquisition costs and loss on debt extinguishment, and after tax effecting those items. Adjusted Net Income may also be adjusted to eliminate the effects of other unusual or infrequent items, as determined by our Compensation Committee.

[4] Average ROIC is a non-GAAP measure that is the arithmetic mean of ROIC calculated for each of the three annual periods within the three-year performance period. Our ROIC is defined as Adjusted Net Operating Profit After Tax divided by average Invested Capital. Adjusted Net Operating Profit After Tax is the product of (i) the sum of operating income, impairment of assets, merger and integration costs, inventory step-up charges, restructuring expenses, non-cash stock compensation expense and acquisition costs, and (ii) (x) 1.00, minus (y) the federal statutory tax rate, minus (z) the state statutory tax rate, net of federal tax. Invested Capital is defined as (i) the sum of (x) long-term debt (including the current portion), and (y) the book value of stockholders' equity, minus (ii) cash and cash equivalents. Adjusted Net Operating Profit After Tax may also be adjusted to eliminate the effects of other unusual or infrequent items, as determined by our Compensation Committee.

Compensation Best Practices

What We Do	What We Don't Do
✓ Set challenging objectives on a variety of performance measures	⊗ No "single trigger" change in control benefits
✓ Include a clawback policy to recoup undue incentive compensation	⊗ No change in control excise tax gross ups
✓ Hold an annual say-on-pay vote	⊗ No defined benefit pension arrangements or special retirement benefits for executive officers
✓ Conduct an annual compensation risk assessment	⊗ No excessive perquisites
✓ Include a maximum on incentive compensation payouts	⊗ No repricing or exchange of underwater stock options without stockholder approval
✓ Maintain robust stock ownership guidelines covering both directors and executive officers	⊗ No hedging of Company securities by directors, officers, employees or consultants
✓ Engage an independent compensation consultant	

OBJECTIVES AND PHILOSOPHY

The primary objectives of our executive compensation programs are to:

1 Attract and Retain

Attract, engage and retain superior talent who contribute to our long-term success

2 Motivate and Reward

Motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business

3 Align with Strategy

Ensure compensation is aligned with our corporate strategies and business objectives

4 Align with Stockholders

Effectively align our executive officers' interests with those of our stockholders

Our compensation philosophy is based on the following core principles:

    

Pay for Performance

NEO compensation is based on Company performance and varies based on the extent to which pre-established short- and long-term financial objectives are met.

Pay Competitively

We are committed to providing a total compensation program that retains our highest-performing employees and executives and attracts superior leaders to our Company.

Pay Equitably

We consider accountability, responsibility, qualifications and performance, both individually and collectively as a team, when setting equitable pay levels for our executive officers.

Be Aligned with Stockholders

A significant portion of our executives' total compensation is in the form of equity-based awards, which fluctuate in value based on our share price, aligning executives' and stockholders' interests.

Be Transparent

We strive to clearly communicate our programs to both internal and external stakeholders. Internally, participants should understand performance goals, results and the link between pay and performance. Externally, stockholders should understand how our pay programs link to our business strategies and the relationship between pay and performance.

RESPONSIBILITIES FOR COMPENSATION DECISIONS

Compensation Committee, Chief Executive Officer and Board

Our Compensation Committee has been responsible for the oversight, implementation and administration of all of our executive compensation plans and programs and recommends compensation plans to our Board that are consistent with our compensation philosophy, strategically positioned against our peer group and competitive with other organizations similar to ours.

Our Compensation Committee, in consultation with and upon recommendation of our Chief Executive Officer (with regard to all executive officers other than himself), reviews compensation elements and amounts for our executive officers on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. Our Board and Compensation Committee determine all of the components of our Chief Executive Officer's compensation, which is also reviewed annually as part of our business planning for the year.

Our Chief Executive Officer evaluates the performance and development of our other executive officers and makes recommendations to the Compensation Committee regarding performance objectives and achievement for such individuals. Our Compensation Committee meets to consider these recommendations, makes determinations as to whether and to what extent performance objectives for our executive officers have been achieved and confirms that we have effective and appropriate compensation programs in place. Our Compensation Committee undertakes a similar review of the performance and development of our Chief Executive Officer and our Chief Executive Officer's contribution to corporate goals. Our compensation arrangements with our executive officers are primarily based on the consolidated financial achievements of our Company established at the beginning of the year, and these arrangements reflect our commitment to compensating for the achievement of corporate or individual objectives.

Compensation Consultant

During 2017, as in 2016, the Compensation Committee engaged an independent consultant, Lyons, Benenson & Company Inc. ("Lyons, Benenson") to assist with determining compensation levels. The committee retained Lyons, Benenson based upon its expertise and industry experience. Lyons, Benenson reports directly to the committee and the committee has the sole authority to retain and dismiss Lyons, Benenson and to approve Lyons, Benenson's fees. In 2017, the committee relied on Lyons, Benenson to provide a review of executive and director compensation practices of companies in our peer group, including a benchmarking analysis of base salary levels and short- and long-term incentive targets at the companies with which we compete for executive talent. In addition, in 2017, Lyons, Benenson advised on the negotiation of new executive employment agreements with Mr. McGaugh, Ms. Hamblet, and Ms. Minnix. In early 2018, Lyons, Benenson provided advice in the preparation of Mr. Alexander's Separation Agreement and setting Mr. Keltner's compensation as he assumed the Interim President and Chief Executive Officer role.

The Compensation Committee evaluated the independence of Lyons, Benenson and determined that Lyons, Benenson was independent and that their engagement did not present a conflict of interest after considering the independence factors enumerated in Rule 10C-1(b) under the Exchange Act.

RISK MANAGEMENT AND ASSESSMENT

Our Compensation Committee, with the assistance of Lyons, Benenson, has assessed our compensation philosophy, policies and program for our employees as they relate to our overall risk management. Based upon this assessment, we believe that any risks arising from such policies and program are not reasonably likely to have a material adverse effect on the Company. In addition, we believe that the mix and design of the elements of executive compensation do not encourage management to assume unnecessary, excessive or inappropriate risks. These beliefs are based on a number of factors, including the following:

- We have committed to providing competitive and equitable pay levels across our organization and administer compensation and benefit programs in a fair and prudent manner;
- We provide a mix of fixed and variable compensation, as well as a mix between short-term and long-term variable compensation;
- We set reasonable performance goals that are demanding, but attainable;
- All performance results under our incentive plans administered by the Compensation Committee are subject to the review and approval of the Compensation Committee, which reserves the right to modify incentive compensation awards where the quality of the underlying performance may be questionable;
- We maintain stock ownership guidelines applicable to our named executive officers and have adopted policies that prohibit insider trading, hedging and pledging of Company securities; and
- We have implemented a compensation recoupment policy, which subjects executives to a requirement to surrender any undue incentive compensation that was paid on the basis of financial results that were required to be restated (other than as a result of a change in the applicable accounting rules or interpretations) or that were the result of misconduct.

BENCHMARKING

Lyons, Benenson, in consultation with our Compensation Committee, compiled a report of benchmark compensation data for executive officers holding comparable positions at comparable companies. The benchmark data included base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. As was the case for 2016, for 2017, the peer group of companies we used in our benchmarking survey consisted of the following:

American Woodmark Corp.	Apogee Enterprises, Inc.	Armstrong World Industries, Inc.
Beacon Roofing Supply, Inc.	BlueLinx Holdings Inc.	Boise Cascade Company
Builders FirstSource, Inc.	Eagle Materials Inc.	Gibraltar Industries, Inc.
MSC Industrial Direct Co. Inc.	Ply Gem Holdings, Inc.	Pool Corp.
Universal Forest Products Inc.	USG Corporation	

All of these companies, in both the lumber and building materials distribution industry and the non-lumber and building materials distribution industries, were selected for the compensation peer group because they were considered to be significant competitors with respect to the individuals with the talent and experience needed to serve in our executive officer positions.

BMC VS. PEER GROUP*



Net Revenue BMC 72nd Percentile

Market Capitalization BMC 30th Percentile

* Based on available data as of September 2017, our net revenue was at the 72nd percentile and our market capitalization was at the 30th percentile of this peer group.

Peer group data is collected for executive positions as one factor our committee considers in setting appropriate base salary levels to attract and retain qualified executives. In general, we structure our compensation plans to provide target compensation levels and opportunities that are competitive with the median target opportunities for comparable positions in the peer group, but our pay varies from the median at the committee's discretion when warranted by differences in responsibility or function compared to similar positions in peer groups, retention considerations, cumulative performance of any particular NEO or similar considerations.

While our Compensation Committee will utilize this formal benchmarking in its consideration of compensation decisions, we expect it will continue to manage our compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate.

ELEMENTS OF COMPENSATION

Base Salary

We provide a base salary to each of our NEOs that is intended to reflect the scope of his or her responsibilities, individual performance, labor market conditions and competitive market salary levels. Base salaries are reviewed from time to time, but no less than annually, and are adjusted when warranted based on performance, changes in responsibilities and overall budget considerations. The table below sets forth the base salaries for each of our NEOs as of December 31, 2017:

Name	2017 Base Salary ($)
Peter C. Alexander[1]	750,000
James F. Major, Jr.	425,000
Lisa M. Hamblet	325,500
Michael McGaugh	550,000
Lanesha Minnix	375,000

[1] Mr. Alexander left employment with the Company effective as of January 10, 2018.

Annual Performance-Based Cash Incentives

Our annual performance-based executive bonuses are provided under our Management Incentive Plan, which we refer to as the MIP. The MIP provides our NEOs the opportunity to earn cash payments each fiscal year. These incentive payments are intended to motivate our NEOs to work effectively to achieve demanding, but attainable financial performance goals that are aligned with the Company's strategic plan and reward them when these objectives are met or exceeded. Each NEO's target bonus amount is expressed as a percentage of base salary, which we refer to as the Target Bonus. For 2017, each NEO was eligible to receive a maximum award equal to 200% of his or her Target Bonus based on the Company's achievement against financial targets established by our Compensation Committee of Adjusted EBITDA (weighted 75%) and Free Cash Flow (weighted 25%).

The payouts upon achievement of the minimum, target and maximum performance levels set by the Compensation Committee were set at 50%, 100% and 200% of the weighted portion of the Target Bonus amount, respectively, with pro rata computations between achievement levels. If either of the threshold financial targets were not achieved, the NEOs would receive no payout under the MIP with respect to that component.

We continued to use Adjusted EBITDA under the MIP because it measures performance over the periods in which our NEOs can have significant impact, is directly linked to our long-term growth plan and is a key metric used by management and the Board to assess our operating performance. For 2017, however, our Compensation Committee sought to further balance incentives and added Free Cash Flow as a secondary metric to encourage management focus on the Company's cash conversion cycles when executing the Company's strategic plan. The financial targets under both metrics were based on our operating plan established by the Board at the beginning of the fiscal year, which is based upon certain assumptions and estimates of construction activity, growth and overall market conditions for the fiscal year. Although the targets are intended to be realistic and reasonable, they are set at a challenging level designed to incentivize our executives to contribute to significant, sustainable and dependable growth. Under the MIP, the Board reserves the right to make adjustments to financial and operational goals to account for items and circumstances not contemplated at the time the goals were initially established. During 2017, the Board did not make any such adjustments to the goals.

For 2017, the Board established targets for Adjusted EBITDA and Free Cash Flow that required significant growth over 2016 results for both of these key performance metrics.

The following table shows the financial metrics established for determining payouts under the 2017 MIP for the NEOs and the calculation of the 2017 MIP payouts based on actual performance. Despite a strong year, the Company did not achieve its demanding threshold performance metrics, and no annual bonuses were earned under the MIP.

Performance Metrics	Threshold	Target	Maximum	Actual 2017 Results
Adjusted EBITDA (75% Weighting)[1]	$212.5M	$250M	$300M	$200M
Free Cash Flow (25% Weighting)[2]	$ 68M	$ 85M	$115M	$ 44M
Payout %	50%	100%	200%	0%

[1] Adjusted EBITDA is a non-GAAP measure that is defined as net income plus interest expense, income tax expense, depreciation and amortization, merger and integration costs, non-cash stock compensation expense, impairment of assets, acquisition costs, loss on debt extinguishment, inventory step-up charges and other items.

[2] Free cash flow is a non-GAAP measure that is calculated as net cash provided by operating activities less purchases of property, equipment and real estate, plus proceeds from sales of property, equipment and real estate.

BONUSES GRANTED IN CONNECTION WITH NEW HIRES

The Compensation Committee also approved bonuses in the amount of $100,000 for Mr. McGaugh and $75,000 for Ms. Minnix in connection with their respective hirings. Under the terms of his employment agreement, Mr. McGaugh's bonus was contingent upon his relocating his immediate family's primary residence to the Atlanta, Georgia metropolitan area by no later than December 31, 2017, and he will be responsible for reimbursing the full amount to the Company if he voluntarily terminates employment within 12 months following receipt of the bonus. These bonuses were also granted to replace forfeited incentive compensation opportunities with prior employers.

Equity Incentives

We maintain the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan, as amended (the "2013 Incentive Plan"). The purpose of the 2013 Incentive Plan is to provide incentives that attract, retain and motivate high-performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success and compensation based on their performance in fulfilling their responsibilities to our Company.

ANNUAL EQUITY AWARDS

For 2017, the Compensation Committee and the Board determined to provide 100% of Mr. Alexander's annual equity grant in the form of performance-based RSUs, and thus, he did not receive any time-based RSU grant in 2017. The Compensation Committee and the Board determined to provide approximately two-thirds of Mr. Major and Ms. Hamblet's annual equity award value in the form of performance-based RSUs and approximately one-third in the form of time-based RSUs. Thus, the Compensation Committee recommended and the Board approved the following annual equity grants:

− On March 15, 2017, we approved grants of 7,084 and 4,134 time-based RSUs to Mr. Major and Ms. Hamblet, respectively, which vest one-third per year on each anniversary of the grant date subject to the relevant executive continuously providing services to us through such date. In determining the size of these annual equity grants, the Compensation Committee considered the compensation levels of similarly situated executive officers in our peer group, the Company's 2016 performance, and Mr. Alexander's review of the executive officers' individual performance over the prior fiscal year.

- On March 15, 2017, we approved grants of 37,500, 14,167, and 8,267 performance-based RSUs (assuming target performance) for Messrs. Alexander and Major, and Ms. Hamblet, respectively. These performance-based restricted stock units will vest on March 15, 2020, subject to the Compensation Committee's certification of the achievement of certain performance goals and the relevant executive continuously providing services to us through such date. The actual number of shares of our common stock that will be issued under the awards could range from zero to a maximum of 200% of the target, based upon the Company's performance over the three-year period from January 1, 2017 through December 31, 2019, using cumulative Adjusted EPS (weighted 50%) and Average ROIC (weighted 50%) over such period as the financial metrics. The threshold, target and maximum performance goals under each of these metrics was set at a level intended to be achievable but require substantial effort on the part of our executives and significant Company growth. In connection with his departure on January 10, 2018, Mr. Alexander forfeited this unvested performance-based RSU award.

OTHER AWARDS

In addition, in connection with Mr. McGaugh's and Ms. Minnix's respective hirings and the amendment of Ms. Hamblet's employment agreement, the Compensation Committee recommended and the Board approved the following special equity grants in 2017:

- Effective as of February 20, 2017, Mr. McGaugh received a one-time grant of 42,500 time-based RSUs, which vest one-third per year on each anniversary of the grant date subject to Mr. McGaugh continuously providing services to us through such date. This grant was made in connection with Mr. McGaugh's appointment as Executive Vice President and Chief Operating Officer of the Company under the terms of his negotiated employment agreement and was intended to replace the value of equity in his prior employer, which he forfeited when he accepted employment with the Company.
- On February 21, 2017, Ms. Hamblet received a one-time grant of 50,000 time-based restricted stock units, which vest one-third per year on each anniversary of the grant date subject to Ms. Hamblet continuously providing services to us through such date. This grant was made in addition to her annual equity award in connection with Ms. Hamblet's entry into her Amended and Restated Employment Agreement to offset certain financial changes made to her prior agreement.
- On August 1, 2017, Ms. Minnix received a one-time grant of 12,600 time-based restricted stock units, which vest one-third per year on each anniversary of June 1, 2017, subject to Ms. Minnix continuously providing services to us through such date. This grant was made in connection with Ms. Minnix's appointment as Senior Vice President, General Counsel and Corporate Secretary under the terms of her negotiated employment agreement and was intended to replace the value of equity in her prior employer, which she forfeited when she accepted employment with the Company.

Retirement, Health, Welfare and Limited Personal Benefits

We provide our NEOs with benefits that we believe are reasonable and in the best interests of our Company and our stockholders. Consistent with our compensation philosophy, we currently intend to maintain these benefits for our NEOs; however, the Compensation Committee, in its discretion, may revise, amend or add to an officer's benefits if it deems it advisable. We believe these benefits are generally similar to benefits provided by comparable companies.

We maintain a broad-based tax-qualified 401(k) savings plan, which allows eligible participants, including our NEOs, to defer from 0% to 50% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. From time to time, we make contributions to our employees' individual 401(k) accounts as a performance incentive. We also currently provide a Company matching contribution equal to 1/3 of up to 6% of compensation contributed to the plan. Participants are always vested in their own contributions to the plan and are generally fully vested in contributions by us after a five-year vesting period. We do not currently offer any defined benefit or supplemental executive retirement plans or non-qualified deferred compensation plans for executive officers but may elect to do so in the future.

We offer broad-based medical, dental, vision, life insurance, short- and long-term disability insurance and accidental death and dismemberment insurance for all eligible employees, including our NEOs. Certain of our NEOs participate in a health care program administered by ArmadaCare, which provides reimbursement for certain out-of-pocket health care expenses.

In 2017, the Company also provided both Mr. McGaugh and Ms. Minnix with relocation assistance and moving expense reimbursement when relocating to our Atlanta, Georgia office. In addition, certain of our executive officers received spousal travel on Company trips, the costs of which are reflected in the "All Other Compensation" column of the "Summary Compensation Table" table included below.

OTHER CONSIDERATIONS AND COMPENSATION BEST PRACTICES

Accounting and Tax Considerations

Section 162(m) generally limits the deductibility of compensation paid to covered employees, including our NEOs, to $1 million during any fiscal year. The exemption from Section 162(m)'s deduction limit for "performance-based compensation" has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to any covered employee in excess of $1 million will not be deductible, unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Although our Board and Compensation Committee have historically considered the deductibility of compensation elements under Section 162(m) when determining elements of compensation, we have preserved the flexibility to pay compensation that was not intended to be tax deductible when we determined that it was in the best interests of our stockholders. In addition, the rules and guidance issued under Section 162(m) are complicated, and may change from time to time, and the scope of the transition relief under the legislation amending Section 162(m) is uncertain. Thus, there is no guarantee that compensation awarded in prior years will actually qualify as deductible under Section 162(m).

2017 Say-on-Pay Vote

We received the support of approximately 97.9% of the votes cast at our 2017 Annual Meeting to approve the compensation of our named executive officers as described in our 2017 proxy statement. The Compensation Committee generally considered this support when structuring our compensation program, but did not make any specific changes to program elements or policies as a result of this vote.

Recoupment Policy

We are subject to the recoupment requirements under the Sarbanes-Oxley Act. The 2013 Incentive Plan provides that awards granted under the 2013 Incentive Plan are subject to recoupment, including the clawback of "incentive-based compensation" under the Exchange Act, or under any applicable rules and regulations promulgated by the SEC.

In addition, effective January 1, 2016, we adopted a recoupment policy, pursuant to which the Compensation Committee may determine in its discretion if it will require an individual executive officer, a group of executive officers or all executive officers to reimburse the Company for certain incentive compensation paid to them if the financial results upon which the incentive compensation was based are restated or if an executive officer willfully engages in conduct that, among other things, is materially and demonstrably injurious to the Company. The recoupment policy permits the Compensation Committee to take into account the following considerations when determining whether to recoup incentive compensation:

- the reason for the financial restatement or the misconduct;
- the cost to achieve recoupment of the incentive compensation compared to the amount potentially recoverable;
- the amount of incentive compensation that would have been awarded to or earned by the executive officer(s) had there not been a financial restatement or misconduct;
- the conduct of the executive officer(s); and
- any other facts and circumstances that the Compensation Committee may deem appropriate.

We believe our recoupment policy is sufficiently broad to reduce the potential risk that an executive officer would intentionally misstate results in order to benefit under an incentive program and provides a right of recovery in the event that an executive officer took actions that, in hindsight, should not have been rewarded. Our recoupment policy may be adjusted in the future as regulatory requirements are adopted.

Hedging and Pledging Policies

Our directors, officers, employees and consultants are prohibited from engaging in any hedging or monetization transactions involving Company securities. In addition, directors, officers, employees and consultants are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan without pre-clearance from the Company's General Counsel.

Stock Ownership Guidelines

In an effort to ensure that senior officers have a significant ownership stake in the Company that aligns the long-term interests of executive officers and stockholders, the Company implemented stock ownership guidelines applicable to all NEOs effective as of March 1, 2018. Under these guidelines, our Chief Executive Officer is required to own Company equity securities with an aggregate value equal to at least five times his base salary. Each other NEO is required to own Company equity securities with an aggregate value of at least three times his or her base salary. Each NEO has five years from the later of the date of their employment in a covered role or the effective date of the policy to meet this ownership requirement. Shares of Company stock owned outright, vested options, vested performance shares and unvested time-based restricted stock units are counted when determining whether the guideline has been achieved. As of the date of this proxy statement, all of our NEOs had met their ownership requirement or were on track to meet the ownership requirement by the applicable deadline.

COMPENSATION COMMITTEE REPORT

This report is submitted by the Compensation Committee of the Board. The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this proxy statement and discussed it with management. Based on its review of the Compensation Discussion and Analysis and its discussions with management, the Compensation Committee has recommended to the Board that this Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
James O'Leary, Chair
Henry Buckley
David Bullock

COMPENSATION TABLES

The purpose of the following tables is to provide information regarding the compensation earned by our NEOs during the fiscal years indicated.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our NEOs during fiscal 2015, 2016 and 2017, as applicable:

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Peter C. Alexander	2017	723,558	—	800,625	—	52,737	1,576,920
Former President and Chief	2016	741,667	—	3,336,839	642,188	32,841	4,753,535
Executive Officer[1]	2015	54,167	—	—	438,709	1,455	494,331
James F. Major, Jr.	2017	425,000	—	453,708	—	31,881	910,589
Executive Vice President,	2016	417,308	—	—	291,125	30,932	739,365
Chief Financial Officer and Treasurer	2015	385,000	—	613,440	385,000	26,567	1,410,007
Lisa M. Hamblet	2017	323,115	—	1,262,261	—	20,158	1,605,534
Executive Vice President	2016	310,000	—	—	212,350	20,511	542,861
of eBusiness and Pro Remodeler Segment	2015	310,000	—	511,200	310,000	11,061	1,142,261
Michael McGaugh	2017	454,808	100,000	847,875	—	55,959	1,458,642
Executive Vice President and Chief Operating Officer							
Lanesha Minnix	2017	204,808	75,000	277,200	—	126,644	683,652
Senior Vice President, General Counsel and Corporate Secretary							

[1] Mr. Alexander left employment with the Company and resigned as a director of the Company, effective as of January 10, 2018. Mr. Alexander became the Company's President and Chief Executive Officer upon closing of the Merger in December 2015. For 2015, the amounts reported as salary and non-equity incentive plan compensation for Mr. Alexander represent the portion of his annual salary and annual short-term incentive compensation that are attributable to the period from and after the closing of the Merger on December 1, 2015 through December 31, 2015. No equity awards were made to Mr. Alexander during the period from December 1, 2015 through December 31, 2015.

[2] The amounts reported in this column represent base salaries earned in 2015, 2016 and 2017.

[3] The amounts reported in this column represent Mr. McGaugh's $100,000 sign-on bonus, which was provided to him contingent upon him relocating his family to the greater Atlanta, Georgia area and a one-time $75,000 sign-on bonus provided to Ms. Minnix. If Mr. McGaugh voluntarily terminates his employment within twelve months following receipt of his bonus, he will be responsible for reimbursing the full amount to the Company within 10 days of his termination.

[4] The amounts reported in this column represent the grant date fair value of the restricted stock units granted in the applicable year, as computed in accordance with ASC 718. Amounts for 2017 include performance-based RSUs based on target performance valued at $800,625, $302,465, and $176,500 for Messrs. Alexander and Major and Ms. Hamblet, respectively. Assuming maximum performance, the grant date fair value attributable to such 2017 awards would have been $1,601,250, $604,930, and $353,000 for Messrs. Alexander and Major and Ms. Hamblet, respectively.

[5] The amounts reported in this column represent the actual payout earned under our MIP for the NEOs' service with respect to their period of employment by the Company during the applicable year.

[6] All other compensation for 2017 is itemized in the table set forth below.

ALL OTHER COMPENSATION TABLE

The table below provides an itemization of all other compensation for 2017 for each of our NEOs.

Name	Insurance Premiums ($)[1]	Executive Health ($)[2]	Tax Gross-Up ($)[3]	401(k) Company Match ($)[4]	Other ($)[5]	Total ($)
Peter C. Alexander	33,600	11,317	469	6,416	935	52,737
James F. Major, Jr.	3,177	11,730	—	5,994	10,980	31,881
Lisa M. Hamblet	2,240	11,730	—	6,188	—	20,158
Michael McGaugh	1,490	10,377	4,605	5,788	33,699	55,959
Lanesha Minnix	9	6,316	25,582	571	94,166	126,644

[1] These amounts represent payments by us in 2017 on behalf of the applicable NEO for disability, accidental death and dismemberment, and executive life insurance coverage.

[2] These amounts represent the cost to the Company of supplemental executive health premiums for each of our NEOs provided through a third party.

[3] These amounts represent tax gross-ups provided on spousal travel for Messrs. Alexander and McGaugh and on relocation benefits for Mr. McGaugh and Ms. Minnix.

[4] These amounts represent matching contributions allocated by us to the applicable NEO under our tax-qualified retirement plan.

[5] For Mr. Alexander, this amount represents the incremental cost to the Company of spousal travel. For Mr. Major, this amount represents taxable portions of payments by us of a fixed automobile allowance and reimbursement of cell phone charges. For Mr. McGaugh, this amount includes $31,822 in relocation assistance and moving expense reimbursement, and the incremental cost to the Company of spousal travel. For Ms. Minnix, this amount represents taxable portions of payments by us for reimbursement of cell phone charges and $93,908 in relocation assistance and moving expense reimbursement.

GRANTS OF PLAN-BASED AWARDS

During fiscal 2017, each of the NEOs participated in the 2017 MIP and were eligible to receive the awards set forth under "Estimated Future Payouts under Non-Equity Incentive Plan Awards" below. In addition, each of our NEOs received the below-described equity awards in 2017 under our 2013 Incentive Plan.

Name	Grant Date	Date of Approval	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Stock Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
Peter C. Alexander										
2017 MIP[1]			468,750	937,500	1,875,000					
Performance RSU	3/15/2017	3/9/2017				18,750	37,500	75,000		800,625
James F. Major, Jr.										
2017 MIP[1]			212,500	425,000	850,000					
Performance RSU	3/15/2017	3/9/2017				7,084	14,167	28,334		302,465
Time-Based RSU	3/15/2017	3/9/2017							7,084	151,243
Lisa M. Hamblet										
2017 MIP[1]			162,750	325,500	651,000					
Time-Based RSU	2/21/2017	2/21/2017							50,000	997,500
Time-Based RSU	3/15/2017	3/9/2017							4,134	88,261
Performance RSU	3/15/2017	3/9/2017				4,134	8,267	16,534		176,500
Michael McGaugh										
2017 MIP[1]			275,000	550,000	1,100,000					
Time-Based RSU	2/20/2017	2/2/2017							42,500	847,875
Lanesha Minnix										
2017 MIP[1]			140,625	281,250	562,500					
Time-Based RSU	8/1/2017	8/1/2017							12,600	277,200

[1] Actual payouts earned under the non-equity incentive plans are reported in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) Amounts in these columns reflect the threshold, target, and maximum shares subject to performance-based restricted stock units granted under our 2013 Incentive Plan, which will vest on March 15, 2020, subject to the Compensation Committee's certification of the achievement of Adjusted EPS (weighted 50%) and Average ROIC (weighted 50%) performance goals over the three-year period from January 1, 2017 through December 31, 2019, and the relevant executive continuously providing services to us through such date. In connection with his departure effective as of January 10, 2018, Mr. Alexander forfeited this award.

(3) These time-based restricted stock units vest in substantially equal one-third increments on each of the first three anniversaries of the grant date, or with respect to Ms. Minnix's award on each of the first three anniversaries of June 1, 2017.

(4) Amounts disclosed in this column represent the grant date fair value of the restricted stock units granted to the NEOs, computed in accordance with ASC 718. For performance-based restricted stock units, these amounts are reported assuming achievement of the relevant performance metrics at target, which was the probable outcome of performance conditions at the grant date. The underlying valuation assumptions for these awards are further discussed in Footnote 14 to our audited consolidated financial statements filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table below provides information on the NEOs' outstanding equity awards, which consisted of restricted stock units that had not vested and option awards that had not been exercised, as of December 31, 2017.

		Option Awards				Stock Awards			
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Peter C. Alexander									
Time-Based RSU	3/30/2016(2)	—	—	—	—	25,000	632,500	—	—
Performance RSU	3/15/2019(3)	—	—	—	—	—	—	82,500	2,087,250
Performance RSU	3/15/2020(4)	—	—	—	—	—	—	37,500	948,750
James F. Major, Jr.									
Stock Options	1/26/2012(5)	17,272	—	0.97	4/11/2022	—	—	—	—
Stock Options	8/14/2013(5)	38,527	—	14.00	8/14/2023	—	—	—	—
Stock Options	7/3/2014(5)	40,650	—	20.34	7/3/2024	—	—	—	—
Time-Based RSU	11/3/2015(6)	—	—	—	—	12,000	303,600	—	—
Time-Based RSU	3/15/2017(6)	—	—	—	—	7,084	179,225	—	—
Performance RSU	3/15/2020(4)	—	—	—	—	—	—	14,167	358,425
Lisa M. Hamblet									
Stock Options	12/16/2013(5)	19,771	—	17.45	12/16/2023	—	—	—	—
Stock Options	7/3/2014(5)	20,325	—	20.34	7/3/2024	—	—	—	—
Time-Based RSU	11/3/2015(6)	—	—	—	—	10,000	253,000	—	—
Time-Based RSU	2/21/2017(6)	—	—	—	—	50,000	1,265,000	—	—
Time-Based RSU	3/15/2017(6)	—	—	—	—	4,134	104,590	—	—
Performance RSU	3/15/2020(4)	—	—	—	—	—	—	8,267	209,155
Michael McGaugh									
Time-Based RSU	2/20/2017(6)	—	—	—	—	42,500	1,075,250	—	—
Lanesha Minnix									
Time-Based RSU	6/1/2017(6)	—	—	—	—	12,600	318,780	—	—

(1) Based on the closing price of our common stock of $25.30 per share as of December 29, 2017, the last trading day of fiscal 2017.

(2) Remaining portion of award would have vested in full on December 31, 2018, but was forfeited in connection with Mr. Alexander's departure effective as of January 10, 2018.

(3) These performance-based restricted stock units would have become fully vested on March 15, 2019, subject to the achievement of certain performance goals and the executive continuously providing services to us through such date. Awards are shown assuming threshold achievement of the relevant performance goals. This full award was forfeited in connection with Mr. Alexander's departure effective as of January 10, 2018.

(4) These performance-based restricted stock units become fully vested on March 15, 2020, subject to the achievement of certain performance goals and the executive continuously providing services to us through such date. Awards are shown assuming target achievement of the relevant performance goals. Mr. Alexander's award was forfeited in connection with his departure effective as of January 10, 2018.

(5) These awards fully vested upon consummation of the Merger.

(6) Awards vest over a three-year period with one-third vesting on the first, second and third anniversaries of the vesting commencement date, subject to the recipient continuously providing services to us through each such vesting date.

OPTIONS EXERCISED AND STOCK VESTED

The table below provides information with respect to the number and value of shares acquired during fiscal year 2017 by our NEOs from the vesting of restricted stock units and exercise of stock options.

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Name				
Peter C. Alexander	—	—	25,000	623,750
James F. Major, Jr.	—	—	12,000	252,000
Lisa M. Hamblet	—	—	10,000	210,000
Michael McGaugh	—	—	—	—
Lanesha Minnix	—	—	—	—

(1) The value realized on vesting is based on the closing price of our common stock on the vesting date, or if such date was not a trading day, on the first trading day following the vesting date.

EMPLOYMENT AGREEMENTS

Employment and Separation Agreements with Mr. Alexander

We entered into an Amended and Restated Employment Agreement with Mr. Alexander effective as of April 1, 2016. The employment agreement set forth a compensation package that included an annual base salary, subject to annual review by the Compensation Committee, and an annual bonus and included provisions requiring us to make post-termination payments upon certain qualifying termination events. For 2017, Mr. Alexander's base salary was $750,000 and he was eligible for a target bonus of 125% of base salary.

Under Mr. Alexander's employment agreement, Mr. Alexander was eligible to participate in the Company's annual bonus incentive plan adopted by the Company for the applicable year, was entitled to participate in the Company's employee and fringe benefit plans as in effect from time to time on the same basis as other senior executive officers of the Company and was entitled to receive the following perquisites: (i) automobile perquisite under the Company's automobile allowance; (ii) reimbursement of up to $15,000 per year for the premium cost of a term life insurance policy providing coverage in the amount of $3,000,000; (iii) provision of a laptop computer, a cellular telephone and reasonable usage reimbursement; and (iv) reimbursement for the cost of an annual health physical exam.

On January 9, 2018, Mr. Alexander entered into a Separation Agreement with the Company (the "Separation Agreement") in connection with his departure effective as of January 10, 2018. The Separation Agreement confirms that Mr. Alexander will receive: (i) a lump sum of $1,500,000, payable within 75 days following his separation; (ii) continuation of his automobile perquisite for 30 days following his separation and a prorated reimbursement for his life insurance premium benefit for the period between the date of the annual renewal immediately preceding January 10, 2018 to the date that is 30 days following his separation date; (iii) his 2017 annual MIP bonus based on actual performance and a prorated portion of the 2018 MIP annual bonus he would have otherwise been entitled to receive, in each case payable when bonuses for such year are paid to other senior executives; and (iv) payment of $39,365, payable within 75 days following his separation, which amount represents the approximate cost of monthly COBRA continuation premiums for health, dental and vision insurance for a period of 24 months following his separation date. In accordance with the terms of the 2013 Incentive Plan, all of Mr. Alexander's unvested equity awards were forfeited on his separation date.

Had Mr. Alexander's employment been terminated on account of death or disability or in connection with a change in control, his employment agreement would have provided for the payments and benefits described below under "Potential Payments upon Termination."

Mr. Alexander's employment agreement contains a non-competition covenant that prohibits Mr. Alexander from competing with the Company's business during his employment term and a non-solicitation provision that prohibits Mr. Alexander from actively soliciting the Company's employees or customers during the period of employment and for a period of one year following his separation. Mr. Alexander is also subject to perpetual confidentiality restrictions that protect the Company's proprietary information and to a cooperation covenant requiring that he reasonably assists the Company in any dispute, controversy or litigation for a period of one year following his separation, subject to the Company's payment of an hourly fee and reimbursement of expenses.

Employment Agreements with Other NEOs

We have entered into employment agreements with each of our other NEOs, which generally specify base salary levels and target annual bonus opportunities (which remain subject to annual review), and reimbursement and benefit plan participation, as well as provide for post-termination payments upon certain qualifying termination events. Although somewhat similar, these agreements are individually negotiated and the terms of each are summarized below.

	Mr. Major	Ms. Hamblet	Mr. McGaugh	Ms. Minnix
Payments and Benefits upon a Termination Without Cause or Resignation for Good Reason	– Severance payment equal to the product of 1.5 times the sum of (a) his highest annual base salary rate in effect over the prior two years and (b) his highest target bonus or annual cash bonus actually paid over the prior two years, whichever is greater; and – Reimbursement for the marginal cost of COBRA benefits for 18 months.	– Severance payment in the form of salary continuation for a period of 12 months; – An amount equal to her target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; – Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months; and – 100% accelerated vesting of 50,000 RSU grant made in February 2017.	– Severance payment in the form of salary continuation for a period of 12 months; – An amount equal to his target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; – Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months; and – 100% accelerated vesting of 42,500 RSU grant made in February 2017.	– Severance payment in the form of salary continuation for a period of 12 months; – An amount equal to her target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; and – Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.

	Mr. Major	Ms. Hamblet	Mr. McGaugh	Ms. Minnix
Payments and Benefits upon a Termination Without Cause or Resignation for Good Reason within 90 days Preceding or 6 Months (or 12 Months for Mr. Major) Following a Change in Control	− Severance payment equal to the product of 2.5 times the sum of (a) his highest annual base salary rate in effect over the prior two years and (b) his highest target bonus or annual cash bonus actually paid over the prior two years, whichever is greater; − Reimbursement for the marginal cost of COBRA benefits for 18 months; and − 100% accelerated vesting of all unvested time-based equity awards.	− Severance payment in the form of salary continuation for a period of 24 months; − An amount equal to two times her target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; − Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; − 100% accelerated vesting of all unvested time-based equity awards; and − 100% accelerated vesting of all performance-based equity awards at target level.	− Severance payment in the form of salary continuation for a period of 24 months; − An amount equal to two times his target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; − Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; − 100% accelerated vesting of all unvested time-based equity awards; and − 100% accelerated vesting of all performance-based equity awards at target level.	− Severance payment in the form of salary continuation for a period of 24 months; − An amount equal to two times her target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; − Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; − 100% accelerated vesting of all unvested time-based equity awards; and − 100% accelerated vesting of all performance-based equity awards at target level.
Payments and Benefits upon a Termination as a Result of Death or Disability	− 100% accelerated vesting of all unvested time-based equity awards.	− Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months; and − 100% accelerated vesting of 50,000 RSU grant made in February 2017.	− Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months; and − 100% accelerated vesting of 42,500 RSU grant made in February 2017.	− Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.
Restrictive Covenants	− Intellectual property, non-disclosure and non-competition provisions that extend for 12 months after a termination of employment.	− Confidentiality covenant, assignment of inventions covenant and a 12-month (or 24-month if in connection with a change of control) non-competition and non-solicit covenant.	− Confidentiality covenant, assignment of inventions covenant and a 12-month (or 24-month if in connection with a change of control) non-competition and non-solicit covenant.	− Confidentiality covenant, assignment of inventions covenant and a 12-month (or 24-month if in connection with a change of control) non-competition and non-solicit covenant.

As used in the agreements, the term "change in control" includes the following events: (i) approval by the Board of a plan of liquidation, dissolution or winding-up of the Company; (ii) the consummation of a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries; (iii) any person (other than the Company, any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock of the Company, and for Mr. Major, Gores Building Holdings, which we refer to as Gores, or its affiliates, or for Ms. Hamblet, any trustee or other fiduciary holding securities under any employee benefit plan of the Company), becoming the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then-outstanding securities; and (iv) subject to certain exceptions, a merger or consolidation of the Company with any other entity, which we refer to as a Merger Partner, as a result of which (A) the voting securities in the Merger Partner immediately prior thereto represent more than 50% of the combined voting power in the surviving entity immediately thereafter, or (B) the stockholders of the Merger Partner immediately prior to such transaction have the power to elect or designate a majority of the members of the board of the Company or the surviving entity. Under Mr. Major's employment agreement, the decrease of the equity holdings of Gores or any of its affiliates in the Company does not constitute a "change in control," unless such reduction in equity holdings is part of a transaction that constitutes a "change in control" pursuant to clauses (iii) or (iv) above.

The terms Cause and Good Reason are individually defined in each of the agreements.

POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE IN CONTROL

The table below reflects amounts that would have been payable to each of our named executive officers assuming their employment was terminated on December 31, 2017 and assuming that the NEO executed a general release of claims against us. For a description of the amounts reflected below, see the "Employment Agreements" section above.

Name	Benefit[2]	Termination Without Cause or for Good Reason ($)	Termination for Death or Disability ($)	Termination Without Cause or for Good Reason in Connection with Change in Control[4] ($)
Peter C. Alexander[1]	Base salary lump sum payment	1,500,000	—	1,500,000
	Bonus	—	—	937,500
	Continuation of benefits	39,365	—	39,365
	Value of accelerated RSUs	—	5,755,750[3]	5,755,750[3]
James F. Major, Jr.	Base salary continuation	637,500	—	1,062,500
	Bonus	637,500	—	1,062,500
	Continuation of benefits	18,096	—	18,096
	Value of accelerated RSUs	—	841,250[3]	841,250[3]
Lisa M. Hamblet	Base salary continuation	325,500	—	651,000
	Bonus	325,500	—	651,000
	Continuation of benefits	12,064	—	12,064
	Value of accelerated RSUs	1,552,863[3]	1,552,863[3]	1,831,745[3]
Michael McGaugh	Base salary continuation	550,000	—	1,100,000
	Bonus	550,000	—	1,100,000
	Continuation of benefits	12,064	—	12,064
	Value of accelerated RSUs	1,075,250[3]	1,075,250[3]	1,075,250[3]
Lanesha Minnix	Base salary continuation	375,000	—	750,000
	Bonus	281,250	—	562,500
	Continuation of benefits	12,064	—	12,064
	Value of accelerated RSUs	106,260[3]	106,260[3]	318,780[3]

[1]   As described above under "Employment and Separation Agreements with Mr. Alexander," Mr. Alexander left employment with the Company effective as of January 10, 2018, and became entitled to the payments and benefits described in that section.

[2]   The calculation of severance payments for each executive is further described under "Employment Agreements" above.

[3]   Includes unvested restricted stock units that would accelerate in connection with the applicable termination event valued based on the closing price for our common stock on December 29, 2017, the last trading day of 2017, which was $25.30.

[4]   Under Mr. Major's employment agreement, a termination without cause within two months prior to, or 12 months after, a change in control is deemed to be in connection with such change in control. Under the employment agreements with the other named executives, a termination without cause or resignation for good reason within 90 days prior to, or six months after, a change in control is deemed to be in connection with such change in control.

CEO PAY RATIO

The 2017 annual total compensation of the median compensated of all our employees who were employed as of December 31, 2017 (other than our former CEO) was $37,399; Mr. Alexander's 2017 annual total compensation was $1,576,920, and the ratio of these amounts was 1-to-42. Mr. Alexander left the Company on January 10, 2018; his compensation for fiscal 2017 does not include non-equity incentive plan compensation, as disclosed in the Summary Compensation Table on page 31.

Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records. We identified the median compensated employee using total cash compensation paid to our employees during fiscal 2017.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



STOCK OWNERSHIP TABLE

The following table contains information about the beneficial ownership of our common stock as of March 20, 2018, by:

– Each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;
– Each of our directors and nominees for director;
– Each of our NEOs; and
– All of our current directors and executive officers as a group.

Percentages of common stock owned are based on 67,195,695 shares outstanding as of March 20, 2018.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The number of shares deemed to be outstanding and beneficially owned includes shares of restricted stock and shares issuable upon settlement of restricted stock units that will vest within 60 days of March 20, 2018, and options that are currently exercisable or exercisable within 60 days of March 20, 2018. These shares, however, are not deemed outstanding for the purposes of computing the ownership percentage of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated, the address of each of the individuals named below is the Company's address listed on the last page of this proxy statement.

Name	Shares Beneficially Owned	
	Number	Percent
5% Stockholders:		
Wellington Management Group LLP, 280 Congress Street, Boston, MA 02210[1]	4,330,636	6.4%
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055[2]	4,169,075	6.2%
Ruane, Cunniff & Goldfarb Inc., 9 West 57th Street, Suite 5000, New York, NY 10019-2701[3]	3,913,196	5.8%
Frontier Capital Management Co., LLC, 99 Summer Street, Boston, MA 02110[4]	3,793,555	5.6%
Directors and Named Executive Officers:		
David L. Keltner[5]	13,853	*%
James F. Major, Jr.[6]	245,658	*%
Lisa M. Hamblet[7]	59,403	*%
Michael McGaugh	9,777	*%
Lanesha Minnix	—	*%
Mark A. Alexander[8]	3,537	*%
Cory J. Boydston[9]	724	*%
Henry Buckley[10]	3,537	*%
David W. Bullock[11]	43,397	*%
Barry J. Goldstein[12]	18,853	*%
Michael T. Miller[13]	24,252	*%
James O'Leary[14]	34,252	*%
Jeffrey G. Rea[15]	264,346	*%
Carl R. Vertuca, Jr.[16]	106,334	*%
Peter C. Alexander[17]	472,087	*%
All Current Directors and Executive Officers as a Group (15 persons)[18]	**833,679**	**1.2%**

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

[1] According to a Schedule 13G filed with the SEC on February 8, 2018 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These entities reported that Wellington Management Group LLP had shared voting power with respect to 3,735,961 shares and shared dispositive power with respect to 4,330,636 shares; Wellington Group Holdings LLP had shared voting power with respect to 3,735,961 shares and shared dispositive power with respect to 4,330,636 shares; Wellington Investment Advisors Holdings LLP had shared voting power with respect to 3,735,961 shares and shared dispositive power with respect to 4,330,636 shares; and Wellington Management Company LLP had shared voting power with respect to 3,725,950 shares and shared dispositive power with respect to 4,072,533 shares.

[2] According to a Schedule 13G filed with the SEC on February 1, 2018, represents (i) 4,027,112 shares for which BlackRock, Inc. ("BlackRock") has sole voting power and (ii) 4,169,075 shares for which BlackRock has sole dispositive power.

[3] According to a Schedule 13G filed with the SEC on February 14, 2018, represents shares for which Ruane, Cunniff & Goldfarb, Inc. has sole voting and dispositive power.

[4] According to a Schedule 13G/A filed with the SEC on February 7, 2018, represents (i) 1,563,713 shares for which Frontier Capital Management Co., LLC ("Frontier") has sole voting power and (ii) 3,793,555 shares for which Frontier has sole dispositive power.

[5] Includes 4,785 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[6] Includes 79,177 shares of common stock issuable upon exercise of existing options that have vested.

[7] Includes 40,096 shares of common stock issuable upon exercise of existing options that have vested.

[8] Includes 3,537 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[9] Includes 724 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[10] Includes 3,537 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[11] Includes 9,570 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[12] Includes 4,785 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[13] Includes 4,785 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[14] Includes 4,785 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[15] Includes 221,201 shares of common stock issuable upon exercise of existing options that have vested and 4,785 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

[16] Includes (i) 4,785 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018 and (ii) 7,000 shares of common stock held by MJR Ventures, LLC for whom Mr. Vertuca has sole dispositive and voting power.

[17] Includes (i) 116,035 shares of common stock held by Kinderoaks Family, LLC, for whom Mr. Alexander has shared dispositive and voting power and (ii) 292,349 shares of common stock held by The Peter C. Alexander Revocable Trust, for which Mr. Alexander has sole dispositive and voting power.

[18] Includes 345,555 shares of common stock issuable upon exercise of existing options that have vested and 46,078 shares issuable upon the vesting of restricted stock units within 60 days of March 20, 2018.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and beneficial owners of more than 10% of our common stock, to file reports with the SEC regarding their initial ownership of the Company's common stock and changes in their ownership. As a practical matter, the Company assists its directors and officers by monitoring transactions and completing and filing Section 16 reports on their behalf. Based solely on a review of the reports filed for fiscal 2017 and related written representations, we believe that all of our directors and executive officers filed the required reports on a timely basis under Section 16(a), except that: (1) four Forms 4 to report seven sales of shares for Keith Costello; (2) two Forms 4 to report two sales of shares for Peter Alexander; and (3) one Form 4 to report a sale of shares for Mike Farmer, were inadvertently filed late due to administrative error.



Q Why did I receive a Notice Regarding the Internet Availability of Proxy Materials (the "Notice")?

A Pursuant to SEC rules, we are furnishing the proxy materials to our stockholders primarily via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials and reduce the environmental impact of our Annual Meeting. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the Annual Meeting via the Internet, how to request a printed set of proxy materials and how to vote your shares.

Q What is the purpose of the proxy materials?

A The Board is providing you these materials in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting. The Annual Meeting is being held to elect two Class II directors to hold office until the 2021 Annual Meeting (Proposal 1), ratify the selection of PwC as the Company's independent auditor for 2018 (Proposal 2) and approve, in an advisory vote, the compensation the Company's named executive officers (Proposal 3). All stockholders who held shares of BMC common stock as of the close of business on March 20, 2018 (the "Record Date") are entitled to attend the virtual-only Annual Meeting and to vote on the items of business outlined above.

Whether or not you choose to attend the Annual Meeting, you are urged to vote your shares via the Internet, by telephone or by mail (see "How do I vote?" below) as soon as possible so that your shares are represented at the meeting. If you complete and submit your proxy, the persons named as proxies will vote your shares in accordance with your instructions. If you are a record holder and you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote your shares in accordance with the Board's recommendations (see "What vote is necessary to approve each proposal and what are the Board's recommendations?" below).

We do not expect any other business to properly come before the Annual Meeting; however, if any other business should properly come before the Annual Meeting, the persons named as proxies will vote your shares on such matters in accordance with their best judgment. If for any reason any of the nominees for election as director becomes unavailable for election, the proxy holders may exercise discretionary authority to vote for any substitute nominees that may be proposed by the Board.

Q How do I access the proxy materials?

A The Notice provides instructions regarding how to view our proxy materials for the Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials (and to vote), you will need to visit www.proxyvote.com and have available your 16-digit control number contained in your Notice.

Q How do I request paper copies of the proxy materials?

A You may request paper copies of the 2018 proxy materials by following the instructions at www.proxyvote.com, by calling (800) 579-1639, or by sending an email to sendmaterial@proxyvote.com. Please make your request by May 2, 2018.

Q What is the difference between a record holder and a holder of shares in street name?

A You are a record holder if you hold shares of BMC common stock directly in your name through our transfer agent, Computershare Trust Company, N.A. ("Computershare"). If you hold shares of BMC common stock through a broker, bank, trust or other nominee, then you are a holder of shares in street name. As a result, you must instruct the broker, bank, trust or other nominee about how to vote your shares. Under the rules of the New York Stock Exchange ("NYSE"), if you do not provide such instructions, the firm that holds your shares will have discretionary authority to vote your shares only with respect to "routine" matters, as described below.

Q Can I attend the Annual Meeting?

A The Annual Meeting will be a virtual meeting of stockholders that will be conducted exclusively by webcast starting at approximately 8:00 a.m., Eastern Time, on May 16, 2018 (with log-in beginning at 7:45 a.m.). If you held shares of BMC common stock as of the close of business on the Record Date (or you hold a valid proxy for the Annual Meeting), you may attend the Annual Meeting, including being able to submit questions during the meeting and vote online, by going to www.virtualshareholdermeeting.com/BMCH2018 and entering your 16-digit control number that is included on the Notice or proxy card that you received. In addition, you may need to register in advance to attend the Annual Meeting, depending on how you hold your shares:

– **if you are a stockholder of record**, you do not need to register in advance to attend the Annual Meeting; and
– **if you are a street-name holder**, you must register in advance to attend the Annual Meeting by submitting proof of your authority to vote your shares (which we refer to as a "legal proxy") from your broker, bank, trust or other nominee. To request a legal proxy, please follow the instructions at www.proxyvote.com. You will receive a confirmation of your registration by email after we receive your registration materials.

If you encounter any difficulties accessing the Annual Meeting, please contact VSM Event Support at (855)-449-0991, or our Investor Relations team at (919) 431-1133 or investors@buildwithbmc.com.

Q Why are you holding a virtual meeting instead of a physical meeting?

A We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual meeting will enable more of our stockholders to attend and participate in the meeting since our stockholders can participate from any location around the world with Internet access.

Q Am I entitled to vote?

A You are entitled to vote if you were the record holder of shares of BMC common stock as of the Record Date. If you are a street-name holder, you may instruct your broker regarding voting your shares using the same methods described below under "How do I vote?"

Q How many votes can be cast by all stockholders?

A All stockholders of record are entitled to one vote per share of common stock held for each matter submitted for a vote at the Annual Meeting. Stockholders do not have cumulative voting rights. There are a total of 67,195,695 potential votes, consisting of one vote for each share of BMC common stock issued and outstanding as of the Record Date.

Q How do I vote?

A You can vote in any of the following ways <u>before</u> the Annual Meeting:

– **By Internet.** You may vote via the Internet by going to www.proxyvote.com and following the instructions on the screen. Have your Notice, proxy card (for record holders) or voting instruction form (for street-name holders) available when you access the website.
– **By telephone.** If you received paper copies of the proxy materials and you are a record holder within the United States or Canada, you may vote by telephone by calling the toll-free telephone number on the proxy card (800) 690-6903, which is available 24 hours a day, and following the prerecorded instructions. Have your proxy card available when you call. If you are a street-name holder, follow the voting instructions you received from your broker, bank, trustee or other nominee.
– **By mail.** If you received paper copies of the proxy materials and you are a record holder, you may vote by mail by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you are a street-name holder, follow the voting instructions you received from your broker, bank, trustee or other nominee.

You can also vote at our virtual-only Annual Meeting at www.virtualshareholdermeeting.com/BMCH2018. Please see "Can I attend the Annual Meeting?" above for instructions on how to register for (if applicable) and attend the Annual Meeting.

If you received more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Notice or, if provided, proxy card or voting instruction form, so that all of your shares are voted.

Q **What are the deadlines for voting if I am not voting at the Annual Meeting?**

A You can vote by Internet or by telephone until 11:59 p.m., Eastern Time on May 15, 2018. If you vote by mail, your proxy card or voting instruction form, as applicable, must be received by May 15, 2018.

Q **What if I am a street-name holder and I do not provide my broker or other nominee with instructions about how to vote my shares?**

A You may instruct your broker, bank, trustee or other nominee on how to vote your shares using the methods described above. If you do not vote via the Internet or by telephone and do not return your voting instructions to the firm that holds your shares prior to the Annual Meeting, the firm has discretion to vote your shares only with respect to Proposal 2 (ratification of selection of independent auditor), which is considered a "routine" matter under NYSE rules. Proposal 1 (election of directors) and Proposal 3 (say on pay) are not considered "routine" matters, and the firm that holds your shares will not have discretionary authority to vote your shares for these proposals if you do not provide instructions using one of the methods described above. Therefore, you are encouraged to return your voting instructions so that your shares are voted at the Annual Meeting.

Q **Can I revoke my proxy or change my vote?**

A Yes, you may revoke any proxy that you previously granted or change your vote by:

- submitting another vote via the Internet, by telephone or by mailing a later dated proxy card or voting instruction form (within the time period specified above for voting);
- attending and voting online at the Annual Meeting;
- if you are a record holder, giving written notice of revocation to the Corporate Secretary at the Company's address on the last page of this proxy statement (within the time period specified above for voting); or
- if you are a street-name holder, following the instructions provided by your broker, bank, trustee or other nominee.

Q **What constitutes a quorum?**

A A quorum of stockholders is necessary to transact business at the Annual Meeting. A quorum exists if the holders of a majority of the outstanding shares of BMC common stock as of the Record Date are represented at the Annual Meeting, either by attending and voting at the virtual Annual Meeting or by proxy. Abstentions and broker non-votes will be counted in determining if there is a quorum, but neither will be counted as votes cast.

Q **What is a broker non-vote?**

A Under NYSE rules, if you are a street-name holder and you do not submit voting instructions to the firm that holds your shares, the firm has discretionary authority to vote your shares only with respect to "routine" matters. For non-routine matters, which include Proposal 1 (election of directors) and Proposal 3 (say on pay), if you do not submit voting instructions, the firm that holds your shares will not have discretion to vote your shares. This is called a "broker non-vote."

Q **Who will count the vote?**

A Votes will be tabulated by Broadridge. The Board has appointed a representative of Broadridge to serve as the Inspector of Elections.

Q **Will a list of stockholders be made available?**

A Yes, we will make a list of stockholders available during the Annual Meeting at the Internet address for the webcast and, for 10 business days prior to the meeting, between 9:00 a.m. and 4:00 p.m. Eastern Time, at the Company's address on the last page of this proxy statement.

Q **Who pays for the cost of soliciting votes?**

A BMC will pay the costs of the solicitation, including the preparation, assembly, printing and mailing of all proxy materials. We also reimburse brokers, banks, fiduciaries, custodians and other institutions for their costs in forwarding the proxy materials to the street-name holders of our common stock. The Company and its directors, officers and employees also may solicit proxies by mail, personally, by telephone or by other appropriate means, without additional compensation.

Q **What is "householding"?**

A The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits us, with your permission, to send a single set of proxy materials, including the Notice, the Notice of Annual Meeting of Stockholders, proxy statement and annual report to any household at which two or more stockholders reside if we believe they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, the Company has not instituted this procedure, but may do so in the future.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of the Company's common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement or other proxy materials or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the Notice, the Notice of Annual Meeting of Stockholders, proxy statement or annual report mailed to you, you may also submit a request to our Corporate Secretary at the Company's address listed on the last page of this proxy statement, or call our Investor Relations department at (919) 431-1133, and we will promptly send you the requested materials.

Q **What vote is necessary to approve each proposal and what are the Board's recommendations?**

A The following table sets forth the voting requirements for each proposal being voted on at the Annual Meeting and the Board's recommendations:

Proposal	Election of Directors	Auditor Ratification	Say on Pay
Voting Standard	Plurality of shares present and entitled to vote*	Majority of shares present and entitled to vote	Majority of shares present and entitled to vote
Broker Non-Votes	Not counted as entitled to vote and therefore no effect	Not applicable (brokers can vote uninstructed shares)	Not counted as entitled to vote and therefore no effect
Treatment of Abstentions	Not applicable**	Will be treated the same as a vote AGAINST	Will be treated the same as a vote AGAINST
Board Recommendation	FOR	FOR	FOR

* Those directors receiving the highest number of votes FOR will be elected.

** You can either vote FOR or WITHHOLD your voting authority with respect to one or more of the director nominees.

Q **How can I find out the results of the voting at the Annual Meeting?**

A We will announce the preliminary voting results at the Annual Meeting. In addition, final voting results will be published on a Form 8-K that we expect to file within four business days after the Annual Meeting.



STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING

Proposals to be included in our proxy statement. Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our proxy statement and for consideration at our 2019 Annual Meeting. To be eligible, your proposal must be received by us no later than the close of business on November 29, 2018, and must otherwise comply with Rule 14a-8. While the Board will consider stockholder proposals that we receive, we reserve the right to omit from our proxy statement stockholder proposals that do not satisfy applicable SEC rules.

Business proposals and director nominations to be presented at the annual meeting. Under our Bylaws, in order to nominate a director or bring any other business before the stockholders at the 2019 Annual Meeting that will not be included in our proxy statement pursuant to Rule 14a-8, you must comply with the procedures and timing specifically described in our Bylaws. Stockholders desiring to nominate a director or bring any other business before the stockholders at an annual meeting must notify our Corporate Secretary in writing not earlier than January 16, 2019, and not later than February 15, 2019. Such notice must set forth certain information specified in our Bylaws. All stockholder proposals should be in writing and be submitted to the Corporate Secretary at the Company's address on the last page of this proxy statement.

A copy of our Bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained free of charge from the Corporate Secretary at the Company's address on the last page of this proxy statement. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require the Company to include the proposed nominee or proposal in the Company's proxy solicitation material.

INCORPORATION BY REFERENCE

We provide website addresses throughout this document for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Neither the Compensation Committee report nor the Audit Committee report shall be deemed soliciting material or filed with the SEC and neither of them shall be deemed incorporated by reference into any of our SEC filings, except to the extent that we specifically incorporate such information by reference.

AVAILABILITY OF SEC FILINGS & GOVERNANCE DOCUMENTS

Copies of our reports we file with the SEC, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the charters of the Audit Committee, Compensation Committee and Governance Committee are posted on and may be obtained through our Investor Relations website at ir.buildwithbmc.com, or may be requested in print, at no cost, by:

- **calling** (919) 431-1133;
- **emailing** a request to investors@buildwithbmc.com; or
- **mailing** a request to our Investor Relations department at the Company's address on the last page of this proxy statement.

By Order of the Board of Directors,

Lanesha Minnix

Lanesha Minnix
Senior Vice President, General Counsel & Corporate Secretary
Atlanta, Georgia
March 29, 2018

APPENDIX A – NON-GAAP MEASURES

Adjusted Net Sales and Adjusted EBITDA are intended as supplemental measures of the Company's performance that are not required by, or presented in accordance with, U.S. generally accepted accounting principles ("GAAP"). The Company believes that these measures provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and operating results. Adjusted Net Sales is defined as BMC net sales plus pre-Merger SBS net sales. Adjusted EBITDA is defined as BMC net (loss) income adjusted for pre-Merger SBS income from continuing operations, interest expense, income tax (benefit) expense, depreciation and amortization, Merger and integration costs, inventory step-up charges, non-cash stock compensation expense, headquarters relocation expense, insurance deductible reserve adjustment and fire casualty loss, loss on portfolio transfer, acquisition costs, restructuring expense, loss on debt extinguishment, impairment of assets and other items.

Company management uses Adjusted Net Sales and Adjusted EBITDA for trend analyses, and Adjusted EBITDA for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA is used in monthly financial reports prepared for management and the Board. The Company believes that the use of Adjusted Net Sales and Adjusted EBITDA provides additional tools for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. However, the Company's calculation of Adjusted Net Sales and Adjusted EBITDA are not necessarily comparable to similarly titled measures reported by other companies. Company management does not consider these measures in isolation or as alternatives to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect interest expense, or the requirements necessary to service interest or principal payments on debt; (iii) Adjusted EBITDA does not reflect income tax expenses or the cash requirements to pay taxes; (iv) Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and (vi) Adjusted EBITDA does not consider the potentially dilutive impact of issuing non-cash stock-based compensation. In order to compensate for these limitations, management presents Adjusted Net Sales and Adjusted EBITDA in conjunction with GAAP results. Readers should review the reconciliations of net (loss) income to Adjusted EBITDA and net sales to Adjusted Net Sales below, and should not rely on any single financial measure to evaluate the Company's business.

(in thousands)	2015	2016	2017
Net Sales			
Net sales	$ 1,576,746	N/A	N/A
Pre-Merger SBS net sales	1,223,875	N/A	N/A
Adjusted net sales	$ 2,800,621	N/A	N/A
Structural Components Sales			
Structural components net sales	$ 249,371	N/A	N/A
Pre-Merger SBS structural components net sales	170,966	N/A	N/A
Adjusted structural components net sales	$ 420,337	N/A	N/A
Millwork, Doors & Windows Sales			
Millwork, doors & windows net sales	$ 442,675	N/A	N/A
Pre-Merger SBS millwork, doors & windows net sales	351,968	N/A	N/A
Adjusted millwork, doors & windows net sales	$ 794,643	N/A	N/A
Adjusted EBITDA			
Net (loss) income	$ (4,831)	$ 30,880	$ 57,425
Pre-Merger SBS income from continuing operations	6,842	—	—
Interest expense	30,189	30,131	25,036
Income tax (benefit) expense	(9,974)	14,266	24,402
Depreciation and amortization	39,251	68,680	69,217
Merger and integration costs	37,998	15,340	15,336
Inventory step-up charges	10,285	2,884	—
Non-cash stock compensation expense	5,452	7,252	6,769
Headquarters relocation	3,865	—	—
Insurance deductible reserve adjustment and fire casualty loss	3,026	—	—
Loss on portfolio transfer	2,826	—	—
Acquisition costs	2,604	—	424
Restructuring expense	383	—	—
Loss on debt extinguishment	—	12,529	—
Impairment of assets	—	11,928	435
Other items	1,612	—	959
Adjusted EBITDA	$ 129,528	$193,890	$200,003

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BMC | Two Lakeside Commons, 980 Hammond Drive NE, Suite 500 | Atlanta, GA 30328
PHONE 678-222-1219
FAX 678-222-1316

This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.